旭日企業有限公司
Glorious Sun Enterprises Limited
(Incorporated in Bermuda with limited liability)

Date: October 14, 2008

BY REGISTERED MAIL

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attn: Mr. Frank Zarb

Dear Sirs,

Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated July 14, 2008 regarding the continuing connected transactions published on the websites of Hong Kong Exchange and Clearing Limited (the "HKEx") and the Company;

2. The Company's announcement dated July 15, 2008 regarding the change of principal place of business published on the websites of the HKEx and the Company;

3. The Company's announcement dated August 26, 2008 regarding the date of board meeting published on the websites of the HKEx and the Company;

4. The Company's announcement dated September 10, 2008 regarding the interim results for the six months ended June 30, 2008 published on the websites of the HKEx and the Company;

5. The Company's Interim Report 2008 dated September 10, 2008.

.../2

38/F, One Kowloon, 1 Wang Yuen Street, Kowloon Bay, Hong Kong Tel: (852) 2263 3000 Fax: (852) 2343 3217
香港九龍灣宏遠街1號「一號九龍」38樓 電話: (852) 2263 3000 傳真: (852) 2343 3217

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully,
For and on behalf of
Glorious Sun Enterprises Limited

Isaac Mui
Company Secretary

Encl.

cc Ms. Joanne Wang of The Bank of New York Mellon – w/o encl (zhuo.wang@bnymellon.com)
Ms. Kammy Yuen and Ms. Anna Jia of The Bank of New York Mellon, Hong Kong Branch – w/o encl (kammy.yuen@bnymellon.com and anna.jia@bnymellon.com)
Mr. Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 393)

CONTINUING CONNECTED TRANSACTIONS

References are made to the Company's announcements dated 29 July 2005 and 7 August 2007 in respect of the Old Australian Tenancy Agreement and the Hong Kong Tenancy Agreements respectively, of which the entering into constituted continuing connected transactions for the Company.

Terms under the Old Australian Tenancy Agreement will expire on 31 July 2008. The Directors announce that, for the purpose of renewing tenancy in respect of the Yarra Street Premises, a wholly-owned subsidiary of the Company has entered into the New Australian Lease with Harbour Guide.

Term under the tenancy agreement in respect of the Glorious Sun Group Premises which was announced by the Company on 7 August 2007, will expire on 31 July 2008. The Directors announce that, for the purpose of relocating the head office in Hong Kong, a wholly-owned subsidiary of the Company has entered into the One Kowloon Tenancy Agreement with Rank Profit.

The New Australian Lease and the One Kowloon Tenancy Agreement have been entered into in the ordinary course of business of the Company, on normal commercial terms, are fair and reasonable, and in the interests of the shareholders as a whole.

Harbour Guide and Rank Profit are companies owned by certain Directors and Substantial Shareholders, therefore Harbour Guide and Rank Profit are connected persons of the Company. Accordingly, the entering into the New Australian Lease and the One Kowloon Tenancy Agreement constitute continuing connected transactions for the Company under Rules 14A.34 and 14A.35 of the Listing Rules.

The aggregate annual caps for the years ending 31 December 2008 and 2009 are revised to HK$10,500,000 and HK$15,000,000 respectively. The aggregate annual cap for the years ending 31 December 2010 and 2011 are HK$14,000,000 and HK$9,000,000 respectively. Since the aggregate annual cap for each of the years ending 31 December 2008, 2009, 2010 and 2011 represents less than 2.5% of each of the applicable percentage ratios as defined in the Listing Rules and is more than HK$1,000,000, the continuing connected transactions are subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules and do not require independent shareholders' approval.

References are made to the Company's announcements dated 29 July 2005 and 7 August 2007 in respect of the Old Australian Tenancy Agreement and the Hong Kong Tenancy Agreements respectively, of which the entering into constituted continuing connected transactions for the Company.

1. New Australian Lease

Terms under the Old Australian Tenancy Agreement will expire on 31 July 2008. The Directors announce that, for the purpose of renewing tenancy in respect of the Yarra Street Premises, a wholly-owned subsidiary of the Company has entered into the New Australian Lease with Harbour Guide, the principal terms of which are set out below :

Agreement date	: 11 July 2008
Office Premises leased	: Part Ground Floor and all of First Floor, 14 – 16 Yarra Street, South Yarra, Victoria, Australia with a total gross floor area of 1,830 square metres together with 31 carparks
Landlord	: Harbour Guide
Tenant	: Jeanswest Corporation
Term	: Three years commencing on 1 August 2008 and expiring on 31 July 2011
Rent	: 1 August 2008 to 31 July 2009 : A$450,000 (approximately HK$3,420,000) 1 August 2009 to 31 July 2010 : A$463,500 (approximately HK$3,522,600) 1 August 2010 to 31 July 2011 : A$477,405 (approximately HK$3,628,278) exclusive of rates, taxes, charges for services and all other outgoings

Under the Old Australian Tenancy Agreement, a total gross floor area of 1,750 square metres together with 30 carparks are rented at an annual rental of A$381,924 (approximately HK$2,902,622) for the period from 1 August 2007 to 31 July 2008. In view of the rental market of office buildings in Victoria, Australia have been increasing and an additional of 80 square metres of office area and one additional carpark are rented under the New Australian Lease, there is an increase in the annual rental under the New Australian Lease when compared with the Old Australian Tenancy Agreement.

2. One Kowloon Tenancy Agreement

Term under the tenancy agreement in respect of the Glorious Sun Group Premises which was announced by the Company on 7 August 2007, will expire on 31 July 2008. The Directors announce that, for the purpose of relocating the head office in Hong Kong, a wholly-owned subsidiary of the Company has entered into the One Kowloon Tenancy Agreement with Rank Profit, the principal terms of which are set out below :

Agreement date	: 11 July 2008
Office Premises leased	: Portion of 37/F, portion of 38/F and portion of 41/F of One Kowloon, No. 1 Wang Yuen Street, Kowloon Bay, Hong Kong with a total gross floor area of 45,710 square feet

Landlord	:	Rank Profit
Tenant	:	GSE (BVI)
Term	:	Three years commencing on 1 August 2008 and expiring on 31 July 2011 (with an option to renew the tenancy agreement for a further three years)
Rent	:	HK$822,780 per month exclusive of rates, management charges and all other outgoings
Air-conditioning and management charges	:	HK$159,985 per month

PAYMENT TERM

The rentals under the New Australian Lease and the One Kowloon Tenancy Agreement are payable in cash on a monthly basis.

ANNUAL CAP

The annual caps, as announced in the Company's announcement dated 7 August 2007, are HK$9,200,000, HK$5,675,000 and less than HK$1,000,000 for the years ended/ending 31 December 2007, 2008 and 2009 respectively.

With the signing of the New Australian Lease and the One Kowloon Tenancy Agreement, the aggregate annual caps have to be revised. The table below shows how to determine the aggregate annual caps for the years ending 31 December 2008, 2009, 2010 and 2011 :

				Amount Payable			
Date of announcement	**Description of premises**	**Term**	**Rental and management fee (as appropriate) per annum**	**Year ending 31/12/2008**	**Year ending 31/12/2009**	**Year ending 31/12/2010**	**Year ending 31/12/2011**
Old Australian Tenancy Agreement							
29/7/2005	1/F 14-16 Yarra Street, Victoria, Australia	3 years from 1/8/2005 to 31/7/2008	Third year of the term : A$381,924 (approximately HK$2,902,622)	A$222,789 (approximately HK$1,693,196)	N/A	N/A	N/A
Hong Kong Tenancy Agreements							
7/8/2007	Glorious Sun Group Building Premises	1 year from 1/8/2007 to 31/7/2008	HK$4,056,811	HK$2,366,473	N/A	N/A	N/A
7/8/2007	2/F Houtex Industrial Building, Kwun Tong, Kowloon	2 years from 1/8/2007 to 31/7/2009	HK$387,072	HK$387,072	HK$225,792	N/A	N/A

7/8/2007	11/F & Car Port No. 14, Silver Fair Mansion, 2E Shiu Fai Terrace, Hong Kong	2 years from 1/8/2007 to 31/7/2009	HK$294,000	HK$294,000	HK$171,500	N/A	N/A
7/8/2007	House C6, Sea View Villa, Sai Kung, New Territories	2 years from 1/8/2007 to 31/7/2009	HK$456,000	HK$456,000	HK$266,000	N/A	N/A
7/8/2007	Flat C, 6/F & Car Park No. 22, Lucky Court, Kowloon	2 years from 1/8/2007 to 31/7/2009	HK$312,000	HK$312,000	HK$182,000	N/A	N/A
New Australian Lease							
This announcement	Yarra Street Premises	3 years from 1/8/2008 to 31/7/2011	First year of the term : A$450,000 (approximately HK$3,420,000); second year of the term : A$463,500 (approximately HK$3,522,600); third year of the term : A$477,405 (approximately HK$3,628,278)	A$187,500 (approximately HK$1,425,000)	A$455,625 (approximately HK$3,462,750)	A$469,294 (approximately HK$3,566,634)	A$278,487 (approximately HK$2,116,501)
One Kowloon Tenancy Agreement							
This announcement	One Kowloon Premises	3 years from 1/8/2008 to 31/7/2011	HK$10,147,620	HK$3,268,265	HK$10,147,620	HK$10,147,620	HK$6,879,355
Total amount payable				HK$10,202,007	HK$14,455,662	HK$13,714,254	HK$8,995,856
Aggregate annual cap				HK$10,500,000	HK$15,000,000	HK$14,000,000	HK$9,000,000

Given the aggregate consideration under the Hong Kong Tenancy Agreements, the Old Australian Tenancy Agreement, the New Australian Lease and the One Kowloon Tenancy Agreement for the year ending 31 December 2008 is expected not to exceed HK$10,500,000, the aggregate annual cap is revised to HK$10,500,000.

Based on the assumption that no further tenancy agreement of connected transaction nature to be executed in 2009, 2010 and 2011, the aggregate annual cap for the year ending 31 December 2009 is revised to HK$15,000,000. The aggregate annual cap for the years ending 31 December 2010 and 2011 are HK$14,000,000 and HK$9,000,000 respectively.

GENERAL

The independent professional valuer in Australia has provided the Company with the current rental opinion in respect of the Yarra Street Premises, and the independent professional valuer in Hong Kong has provided the Company with the current rental opinion in respect of the One Kowloon Premises. The rentals under the New Australian Lease are in line with the opinion provided by the independent professional valuer in Australia whereas the rental under the One Kowloon Tenancy Agreement represents a small discount to the market unit rent as valued by the independent professional valuer in Hong Kong.

The New Australian Lease and the One Kowloon Tenancy Agreement were entered into in the ordinary course of business of the Group. The terms of the New Australian Lease and the One Kowloon Tenancy Agreement were negotiated on normal commercial terms with reference to prevailing market conditions and leases of similar properties in nearby areas. The Directors, including the independent non-executive Directors, consider that the New Australian Lease and the One Kowloon Tenancy Agreement have been entered into in the ordinary course of buiness of the Company, on normal commercial terms, are fair and reasonable, and in the interests of the shareholders of the Company as a whole. Dr. Charles Yeung and Mr. Yeung Chun Fan have abstained from voting on the relevant resolutions at the Directors' meeting for approving the New Australian Lease and the One Kowloon Tenancy Agreement, whereas Ms. Cheung Wai Yee did not attend the Directors' meeting and therefore she did not vote on the relevant resolutions in respect of New Australian Lease and the One Kowloon Tenancy Agreement.

As at 14 July 2008, Mr. Charles Yeung and Mr. Yeung Chun Fan together hold 50.74% interest in the Company.

REASONS FOR THE TRANSACTIONS

The Group is principally engaged in the retailing, export and production of casual wear.

The Group has been renting the Yarra Street Premises for years and the Old Australian Tenancy Agreement will expire on 31 July 2008. Accordingly, the Company considers it to be commercially necessary and beneficial to renew the tenancy for the premises so that there would have no financial and operational impact generated by relocation.

Term under the tenancy agreement in respect of the Glorious Sun Group Premises which was announced by the Company on 7 August 2007, will expire on 31 July 2008. The landlord has confirmed that there will be no renewal of tenancy upon the expiry of the existing term. The Company, after comparing proposals on various lease terms of office buildings in Kwun Tong and nearby districts, considers that the terms offered by the landlord of One Kowloon Premises were most reasonable and the entering into the One Kowloon Tenancy Agreement is beneficial to the Group.

LISTING RULES IMPLICATIONS

Since Harbour Guide and Rank Profit are companies owned by certain Directors and Substantial Shareholders, Harbour Guide and Rank Profit are associates (as defined in the Listing Rules) of those Directors and Substantial Shareholders. Therefore, Harbour Guide and Rank Profit are connected persons of the Company within the meaning of the Listing Rules. Accordingly, the New Australian Lease and the One Kowloon Tenancy Agreement together constitute continuing connected transactions for the Company under Rules 14A.34 and 14A.35 of the Listing Rules. The aggregate annual caps for the years ending 31 December 2008, 2009, 2010 and 2011 are HK$10,500,000, HK$15,000,000, HK$14,000,000 and HK$9,000,000 respectively. Since the aggregate annual cap for each of the years ending 31 December 2008, 2009, 2010 and 2011 represents less than 2.5% of each of the applicable percentage ratios as defined in the Listing Rules and is more than HK$1,000,000, the continuing connected transactions are subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules and do not require independent shareholders' approval.

DEFINITIONS

"Company"	Glorious Sun Enterprises Limited
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries or, where the context so requires, any of them
"GSE (BVI)"	Glorious Sun Enterprises (BVI) Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company
"Glorious Sun Group Building Premises"	1/F, 4/F, 5/F, 9/F, and portions on G/F, 2/F, 3/F, 7/F and 8/F of Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong
"Hong Kong Tenancy Agreements"	the five tenancy agreements entered into on 31 July 2007 in respect of five properties in Hong Kong, details of which are set out in the Company's announcement dated 7 August 2007
"Harbour Guide"	Harbour Guide Limited 港朋有限公司, a company incorporated in Hong Kong which is engaged in property holding and owned as to 66.7% and 33.3% by Mr. Yeung Chun Fan and Ms. Cheung Wai Yee respectively, both of whom are the Directors
"Jeanswest Corporation"	Jeanswest Corporation Pty Ltd, a company incorporated in Australia and a wholly-owned subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"New Australian Lease"	the lease executed on 11 July 2008 in relation to the leasing of the Yarra Street Premises
"Old Australian Tenancy Agreement"	the tenancy agreement entered into on 29 July 2005 in respect of the 1st Floor, 14 – 16 Yarra Street, South Yarra, Victoria, Australia, details of which are set out in the Company's announcement dated 29 July 2005

"One Kowloon Tenancy Agreement"	the tenancy agreement executed on 11 July 2008 in relation to the leasing of the One Kowloon Premises
"One Kowloon Premises"	Portion of 37/F, portion of 38/F and portion of 41/F of One Kowloon, No. 1 Wang Yuen Street, Kowloon Bay, Hong Kong
"Rank Profit"	Rank Profit Industries Limited 隆盈實業有限公司, a company incorporated in Hong Kong which is engaged in property holding and owned as to 66.7% and 33.3% by Dr. Charles Yeung and Mr. Yeung Chun Fan respectively, both of whom are the Directors and Substantial Shareholders
"Substantial Shareholders"	substantial shareholders of the Company as defined in the Listing Rules
"Yarra Street Premises"	Part Ground Floor and all of First Floor, 14 – 16 Yarra Street, South Yarra, Victoria, Australia
"A$"	Australian dollars, the lawful currency of Australia
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region

In this announcement, for reference only and unless specified, the translation of Australian dollars into Hong Kong dollars is based on the exchange rate of A$1=HK$7.6.

By Order of the Board
Hui Chung Shing, Herman, JP
Director

Hong Kong, 14 July 2008

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee and Mr. Chan Wing Kan, Archie.

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP

Non-Executive Director:
Dr. Lam Lee G.

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

持續關連交易

參照本公司二零零五年七月二十九日及二零零七年八月七日的公佈，分別就有關簽署舊澳洲租約及香港租約，構成本公司之持續關連交易。

舊澳洲租約之租賃年期，將於二零零八年七月三十一日屆滿。董事宣佈，就 Yarra Street 物業之租約續租，本公司之全資附屬公司，已與港朋簽訂新澳洲租約。

就本公司於二零零七年八月七日公佈之有關旭日集團大廈物業之租約，其租賃年期將於二零零八年七月三十一日屆滿。董事宣佈，就香港總部的搬遷，本公司之全資附屬公司，已與隆盈簽訂一號九龍租約。

新澳洲租約及一號九龍租約乃在本公司之日常業務過程中，按一般商業條款進行，且屬公平合理，並符合股東整體利益。

港朋及隆盈為若干董事及主要股東擁有之公司，所以港朋及隆盈為本公司之關連人士，因此簽署新澳洲租約及一號九龍租約按上市規則第 14A.34 及 14A.35 條構成本公司之持續關連交易。

截至二零零八年十二月三十一日及二零零九年十二月三十一日止年度，年度上限總計分別修訂為 10,500,000 港元及 15,000,000 港元；截至二零一零年十二月三十一日及二零一一年十二月三十一日止年度，年度上限總計分別為 14,000,000 港元及 9,000,000 港元。由於截至二零零八年十二月三十一日、二零零九年十二月三十一日、二零一零年十二月三十一日及二零一一年十二月三十一日止年度之年度上限總計，按上市規則所定義，各項適用的百分比率均低於 2.5%及為多於 1,000,000 港元，持續關連交易需遵守上市規則第 14A 章之申報、公告及年度審核規定，而無需由獨立股東批准。

參照本公司二零零五年七月二十九日及二零零七年八月七日的公佈，分別就有關簽署舊澳洲租約及香港租約，構成本公司之持續關連交易。

1. 新澳洲租約

舊澳洲租約之租賃年期，將於二零零八年七月三十一日屆滿。董事宣佈，就 Yarra Street 物業之租約續租，本公司之全資附屬公司，已與港朋簽訂新澳洲租約，有關的主要條款如下：

協議日期	：	二零零八年七月十一日
出租之寫字樓物業	：	Part Ground Floor and all of First Floor, 14-16 Yarra Street, South Yarra, Victoria, Australia，總面積為1,830平方米，連三十一個車位
業主	：	港朋
租客	：	Jeanswest Corporation
年期	：	三年，由二零零八年八月一日起計，並於二零一一年七月三十一日屆滿
租金	：	二零零八年八月一日至二零零九年七月三十一日： 450,000澳元（約3,420,000港元） 二零零九年八月一日至二零一零年七月三十一日： 463,500澳元（約3,522,600港元） 二零一零年八月一日至二零一一年七月三十一日： 477,405澳元（約3,628,278港元） 並不包括差餉、稅項、服務費及其他費用

根據舊澳洲租約，租用之總面積為1,750平方米連三十個車位，於二零零七年八月一日至二零零八年七月三十一日期間的租金為381,924澳元（約2,902,622港元）。鑑於澳洲Victoria省之寫字樓租金市場不斷上升，及在新澳洲租約下，額外租多80平方米寫字樓面積和額外租多一個車位，所以，與舊澳洲租約比較，新澳洲租約的租金有所增加。

2. 一號九龍租約

就本公司於二零零七年八月七日公佈之有關旭日集團大廈物業之租約，其租賃年期將於二零零八年七月三十一日屆滿。董事宣佈，就香港總部的搬遷，本公司之全資附屬公司，已與隆盈簽訂一號九龍租約，有關的主要條款如下：

協議日期	：	二零零八年七月十一日
出租之寫字樓物業	：	香港九龍灣宏遠街1號「一號九龍」37樓部份樓層、38樓部份樓層及41樓部份樓層，總面積為45,710平方呎
業主	：	隆盈
租客	：	GSE(BVI)
年期	：	三年，由二零零八年八月一日起計，並於二零一一年七月三十一日屆滿(有權於租約期滿後續租三年)
租金	：	每月822,780港元，並不包括差餉、管理費及其他費用
冷氣及管理費	：	每月159,985港元

繳費條款

根據新澳洲租約及一號九龍租約，租金乃每月以現金方式預繳。

年度上限

按本公司二零零七年八月七日之公佈，截至二零零七年十二月三十一日、二零零八年十二月三十一日及二零零九年十二月三十一日止年度，年度上限總計分別為9,200,000港元、5,675,000港元及低於1,000,000港元。

隨著簽訂新澳洲租約及一號九龍租約，年度上限總計需要修訂。下表呈列如何決定截至二零零八年十二月三十一日、二零零九年十二月三十一日、二零一零年十二月三十一日及二零一一年十二月三十一日止年度之年度上限總計：

				應付數額			
公佈日期	物業名稱	年期	每年租金及管理費（如適用）	截至二零零八年十二月三十一日止年度	截至二零零九年十二月三十一日止年度	截至二零一零年十二月三十一日止年度	截至二零一一年十二月三十一日止年度
舊澳洲租約							
二零零五年七月二十九日	1/F 14-16 Yarra Street, Victoria, Australia	由二零零五年八月一日至二零零八年七月三十一日，為期三年	租期之第三年：381,924澳元（約2,902,622港元）	222,789澳元（約1,693,196港元）	不適用	不適用	不適用
香港租約							
二零零七年八月七日	旭日集團大廈物業	由二零零七年八月一日至二零零八年七月三十一日，為期一年	4,056,811港元	2,366,473港元	不適用	不適用	不適用
二零零七年八月七日	九龍觀塘志成工業大廈2樓	由二零零七年八月一日至二零零九年七月三十一日，為期兩年	387,072港元	387,072港元	225,792港元	不適用	不適用
二零零七年八月七日	香港肇輝台2E號銀輝大廈11樓連14號車位	由二零零七年八月一日至二零零九年七月三十一日，為期兩年	294,000港元	294,000港元	171,500港元	不適用	不適用
二零零七年八月七日	新界西貢西沙小築C6號房	由二零零七年八月一日至二零零九年七月三十一日，為期兩年	456,000港元	456,000港元	266,000港元	不適用	不適用
二零零七年八月七日	九龍幸運閣6樓C座連22號車位	由二零零七年八月一日至二零零九年七月三十一日，為期兩年	312,000港元	312,000港元	182,000港元	不適用	不適用
新澳洲租約							
本公佈	Yarra Street物業	由二零零八年八月一日至二零一一年七月三十一日，為期三年	租期之第一年：450,000澳元（約3,420,000港元） 租期之第二年：463,500澳元（約3,522,600港元） 租期之第三年：477,405澳元（約3,628,278港元）	187,500澳元（約1,425,000港元）	455,625澳元（約3,462,750港元）	469,294澳元（約3,566,634港元）	278,487澳元（約2,116,501港元）
一號九龍租約							
本公佈	一號九龍物業	由二零零八年八月一日至二零一一年七月三十一日，為期三年	10,147,620港元	3,268,265港元	10,147,620港元	10,147,620港元	6,879,355港元
應付總數				10,202,007港元	14,455,662港元	13,714,254港元	8,995,856港元
年度上限總計				10,500,000港元	15,000,000港元	14,000,000港元	9,000,000港元

根據香港租約、舊澳洲租約、新澳洲租約及一號九龍租約，截至二零零八年十二月三十一日止年度之總代價，預計不超過 10,500,000 港元，而年度上限總計亦修訂為 10,500,000 港元。

假設於二零零九年、二零一零年及二零一一年將無簽署其他屬於關連交易性質的租約，截至二零零九年十二月三十一日止年度的年度上限總計修訂為 15,000,000 港元；截至二零一零年十二月三十一日及二零一一年十二月三十一日止年度的年度上限總計分別為 14,000,000 港元及 9,000,000 港元。

一般事項

澳洲獨立專業估值師已就 Yarra Street 物業為本公司提供現租值意見；而香港獨立專業估值師已就一號九龍物業為本公司提供現租值意見。新澳洲租約之租金乃與澳洲獨立專業估值師提供的意見一致；而一號九龍租約之租金，與香港獨立專業估值師之市值租金比較，有少許折讓。

新澳洲租約與一號九龍租約乃在本集團之日常業務過程中訂立，其條款乃按公平原則磋商及符合一般商業條款，並已參考目前之市況及毗鄰地區同類物業之租約。董事，包括獨立非執行董事，認為新澳洲租約及一號九龍租約乃在本公司之日常業務過程中，按一般商業條款進行，且屬公平合理並符合股東整體利益。楊釗博士及楊勳先生於本公司董事局會議上均無參與通過新澳洲租約及一號九龍租約決議案的表決；張慧儀女士沒有出席該董事局會議，故沒有參與通過新澳洲租約及一號九龍租約決議案的表決。

於二零零八年七月十四日，楊釗博士及楊勳先生合共持有本公司 50.74%權益。

交易原因

本集團之主要業務是經營休閒服之零售、出口及製造。

本集團已租用 Yarra Street 物業多年及舊澳洲租約將於二零零八年七月三十一日屆滿。本公司認為，為該物業重續租約不會因搬遷而帶來財政及營運影響，因此切合利益及商業需要。

就本公司於二零零七年八月七日公佈有關旭日集團大廈物業之租約，其租賃年期將於二零零八年七月三十一日屆滿。業主已確認於租約屆滿後不再續約。本公司經比較觀塘及附近區域寫字樓大廈的租務建議，認為「一號九龍」業主提出之條款最為合理，故簽署一號九龍租約乃符合本集團的利益。

上市規則之涵義

由於港朋及隆盈為若干董事及主要股東擁有之公司，故港朋及隆盈為該等董事及主要股東之聯繫人士（按上市規則所定義），因此港朋及隆盈按上市規則界定為本公司之關連人士。所以按上市規則第 14A.34 及 14A.35 條，新澳洲租約及一號九龍租約共同構成本公司之持續關連交易。截至二零零八年十二月三十一日、二零零九年十二月三十一日、二零一零年十二月三十一日及二零一一年十二月三十一日止年度，年度上限總計分別為 10,500,000 港元、15,000,000 港元、14,000,000 港元及 9,000,000 港元。由於截至二零零八年十二月三十一日、二零零九年十二月三十一日、二零一零年十二月三十一日及二零一一年十二月三十一日止年度之年度上限總計，按上市規則所定義，各項適用的百分比率均低於 2.5%及為多於 1,000,000 港元，持續關連交易需遵守上市規則第 14A 章之申報、公告及年度審核規定，而無需由獨立股東批准。

「本公司」	指	Glorious Sun Enterprises Limited（旭日企業有限公司）
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司，或如文義所需，任何一間附屬公司
「GSE(BVI)」	指	Glorious Sun Enterprises (BVI) Limited，一間在英屬處女島成立，並為本公司全資擁有之附屬公司
「旭日集團大廈物業」	指	香港九龍觀塘巧明街97號旭日集團大廈一樓、四樓、五樓及九樓之全層；地下、二樓、三樓、七樓及八樓之部份樓層
「香港租約」	指	於二零零七年七月三十一日簽署有關位於香港五項物業的五份租約，詳情刊載於本公司二零零七年八月七日之公佈內
「港朋」	指	港朋有限公司，一間在香港成立，從事物業持有，並為董事楊勳先生及張慧儀女士分別持有66.7%及33.3%股權之公司
「Jeanswest Corporation」	指	Jeanswest Corporation Pty Ltd，一間在澳洲成立，從事成衣零售，並為本公司全資擁有之附屬公司
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「新澳洲租約」	指	於二零零八年七月十一日簽署有關位於Yarra Street物業之租約
「舊澳洲租約」	指	於二零零五年七月二十九日簽署有關位於1st Floor, 14-16 Yarra Street, South Yarra, Victoria, Australia物業之租約
「一號九龍租約」	指	於二零零八年七月十一日簽署有關位於一號九龍物業之租約
「一號九龍物業」	指	位於香港九龍灣宏遠街1號「一號九龍」37樓部份樓層、38樓部份樓層及41樓部份樓層的物業
「隆盈」	指	隆盈實業有限公司，一間在香港成立，從事物業持有，並為董事及主要股東楊釗博士及楊勳先生分別持有66.7%及33.3%股權之公司
「主要股東」	指	本公司主要股東（按上市規則所定義）
「Yarra Street物業」	指	位於Part Ground Floor and all of First Floor, 14-16 Yarra Street, South Yarra, Victoria, Australia的物業
「澳元」	指	澳洲之法定貨幣
「港元」	指	香港特別行政區之法定貨幣

於本公佈內(在僅供參考之情況下及除有特別指明外)，澳元兌換港元乃按 1 澳元=7.6 港元之匯率計算。

承董事局命
許宗盛太平紳士
董事

香港，二零零八年七月十四日

於本公佈日期，本公司之董事為：

執行董事：
楊釗博士 銀紫荊星章 太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士及陳永根先生

獨立非執行董事：
王敏剛 銅紫荊星章 太平紳士、劉漢銓 金紫荊星章 太平紳士及鍾瑞明 金紫荊星章 太平紳士

非執行董事：
林家禮博士

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

CHANGE OF PRINCIPAL PLACE OF BUSINESS

The board of directors (the "Board") of Glorious Sun Enterprises Limited (the "Company") announces that the principal place of business of the Company in Hong Kong will be changed to 38/F., One Kowloon, 1 Wang Yuen Street, Kowloon Bay, Hong Kong with effect from 18th July 2008.

By Order of the Board
Mui Sau Keung, Isaac
Company Secretary

Hong Kong, 15th July 2008

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee and Mr. Chan Wing Kan, Archie

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP

Non-Executive Director:
Dr. Lam Lee G.

GLORIOUS SUN ENTERPRISES LIMITED

（旭日企業有限公司）

（於百慕達註冊成立之有限公司）

（股份代號：393）

更改主要營業地點

旭日企業有限公司（「本公司」）董事局（「董事局」）宣佈，由二零零八年七月十八日起，本公司於香港之主要營業地點將更改爲香港九龍灣宏遠街一號「一號九龍」三十八樓。

承董事局命
梅守強
公司秘書

香港，二零零八年七月十五日

於本公佈日期，本公司之董事爲：

執行董事：
楊釗博士　銀紫荊星章　太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士及陳永根先生

獨立非執行董事：
王敏剛　銅紫荊星章　太平紳士、劉漢銓　金紫荊星章　太平紳士及鍾瑞明金紫荊星章　太平紳士

非執行董事：
林家禮博士

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

DATE OF BOARD MEETING

The board of directors (the "Board") of Glorious Sun Enterprises Limited (the "Company") announces that a meeting of the Board of the Company will be held on Wednesday, 10th September 2008 at 3:30 p.m., for the purpose of, among other matters, approving the interim results of the Company and its subsidiaries for the six months ended 30th June 2008 and considering the payment of an interim dividend, if any.

By Order of the Board
Mui Sau Keung, Isaac
Company Secretary

Hong Kong, 26th August 2008

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee and Mr. Chan Wing Kan, Archie

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP

Non-Executive Director:
Dr. Lam Lee G.

GLORIOUS SUN ENTERPRISES LIMITED
（旭日企業有限公司）
（於百慕達註冊成立之有限公司）
（股份代號：393）

董事局會議日期

旭日企業有限公司（「本公司」）董事局（「董事局」）宣佈，謹定於二零零八年九月十日（星期三）下午三時三十分舉行董事局會議，藉以（其中包括）批准本公司及其附屬公司截至二零零八年六月三十日止六個月之中期業績，以及考慮派發中期股息（如有）。

承董事局命
梅守強
公司秘書

香港，二零零八年八月二十六日

於本公佈日期，本公司之董事爲：

執行董事：
楊釗博士　銀紫荊星章　太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士及陳永根先生

獨立非執行董事：
王敏剛　銅紫荊星章　太平紳士、劉漢銓　金紫荊星章　太平紳士及鍾瑞明　金紫荊星章　太平紳士

非執行董事：
林家禮博士

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

Interim Results
For the six months ended 30 June 2008

INTERIM RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2008 together with the comparative figures for the same period as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 30 June	
		2008	2007
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Revenue	*(2)*	**2,582,822**	2,230,713
Cost of sales		**(1,418,222)**	(1,240,021)
Gross profit		**1,164,600**	990,692
Other income and gains		**101,977**	82,709
Selling and distribution costs		**(734,187)**	(596,472)
Administrative expenses		**(315,560)**	(278,029)
Other expenses		**(12,159)**	(16,522)
Finance costs		**(6,898)**	(8,211)
Share of profits and losses of :			
Jointly-controlled entities		**(2,153)**	614
Associates		**4,441**	10,431
Profit before tax	*(2) & (3)*	**200,061**	185,212
Tax	*(4)*	**(43,943)**	(34,543)
Profit for the period		**156,118**	150,669
Attributable to:			
Equity holders of the Company		**153,929**	139,506
Minority interests		**2,189**	11,163
Profit for the period		**156,118**	150,669
Interim dividend declared	*(9)*	**42,377**	37,607
		HK cents	HK cents
Earnings per share			
Basic	*(5a)*	**14.53**	13.26
Diluted	*(5b)*	**N/A**	13.18
Interim dividend per share		**4.00**	3.55

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30 June 2008 (Unaudited) HK$'000	31 December 2007 (Audited) HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment		**827,347**	777,291
Investment property		**43,644**	40,367
Prepaid land lease payments		**19,213**	17,863
Goodwill		**38,612**	38,612
Interests in jointly controlled entities		**36,967**	18,706
Interests in associates		**135,529**	127,498
Available-for-sale investment		**199,485**	298,200
Financial asset at fair value through profit or loss		**-**	24,511
Deferred tax assets		**20,038**	18,434
		1,320,835	1,361,482
CURRENT ASSETS			
Inventories		**729,055**	657,681
Trade and bills receivables	*(6)*	**415,491**	437,372
Prepayments, deposits and other receivables		**351,353**	285,604
Due from related companies		**1,916**	1,567
Equity investments at fair value through profit or loss		**32,152**	81,475
Financial asset at fair value through profit or loss		**26,222**	-
Pledged deposits		**44,733**	4,337
Cash and cash equivalents		**1,172,512**	1,280,776
		2,773,434	2,748,812
CURRENT LIABILITIES			
Trade and bills payables	*(7)*	**568,863**	556,302
Other payables and accruals		**804,340**	757,821
Interest-bearing bank and other borrowings		**269,066**	267,447
Tax payable		**350,086**	311,091
		1,992,355	1,892,661
NET CURRENT ASSETS		**781,079**	856,151
TOTAL ASSETS LESS CURRENT LIABILITIES		**2,101,914**	2,217,633
NON-CURRENT LIABILITIES			
Interest-bearing bank and other borrowings		**1,827**	1,102
Long term loans from minority shareholders		**9,400**	9,400
Deferred tax liabilities		**374**	374
		11,601	10,876
Net assets		**2,090,313**	2,206,757
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	*(8)*	**105,941**	105,941
Reserves		**1,780,786**	1,716,279
Proposed dividend		**42,377**	235,613
		1,929,104	2,057,833
Minority interests		**161,209**	148,924
Total equity		**2,090,313**	2,206,757

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal accounting policies and basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34: Interim Financial Reporting and other relevant HKASs and Interpretations, the Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

These interim financial statements for the period ended 30 June 2008 are unaudited and have been reviewed by the Audit Committee of the Company.

The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those adopted in preparing the audited financial statements for the year ended 31 December 2007 except for the new adoption of HKFRSs and HKASs as disclosed below: -

New and revised HKFRSs adopted for the first time for the current period's unaudited interim condensed consolidated financial statements:

HK (IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions
HK (IFRIC)-Int 12	Service Concession Arrangements
HK (IFRIC)-Int 14	HKAS 19 – The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction

The adoption of the above new and revised accounting standards has no material impact on the Group's results of operations or financial position.

Certain new standards, amendments and interpretations to existing standard have been published that are relevant to the Group and are mandatory for the Group to adopt in accounting period beginning on or after 1 July 2008 or later periods. The Group has not early adopted the following new and revised standards and interpretations for the period ended 30 June 2008:

HKFRS 2 Amendment	Share-based Payment – Vesting Conditions and Cancellations[1]
HKFRS 8	Operating Segments[1]
HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 32 & HKAS 1	Financial Instruments: Presentation & Puttable Financial Instruments and Obligations Arising on Liquidation[1]
HK (IFRIC)-Int 13	Customer Loyalty Programmes[2]

[1] Effective for annual periods beginning on or after 1 January 2009

[2] Effective for annual periods beginning on or after 1 July 2008

(2) Revenue and segment information

(a) Business segments

	Retail operations		Export operations		Other operations		Consolidated	
	Six months ended 30 June (Unaudited)							
	2008	2007	**2008**	2007	**2008**	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Segment revenue:								
Sales to external customers	**2,106,767**	1,688,317	**362,410**	454,164	**113,645**	88,232	**2,582,822**	2,230,713
Other income and gains	**27,440**	31,164	**18,652**	12,423	**8,102**	7,245	**54,194**	50,832
Total	**2,134,207**	1,719,481	**381,062**	466,587	**121,747**	95,477	**2,637,016**	2,281,545
Segment results	**181,095**	153,400	**4,528**	23,844	**2,616**	2,647	**188,239**	179,891
Interest income and unallocated revenue							**47,783**	31,877
Unallocated expenses							**(31,351)**	(29,390)
Finance costs							**(6,898)**	(8,211)
Share of profits and losses of:								
Jointly-controlled entities	**-**	-	**(289)**	(73)	**(1,864)**	687	**(2,153)**	614
Associates	**-**	-	**4,441**	10,431	**-**	-	**4,441**	10,431
Profit before tax							**200,061**	185,212
Tax							**(43,943)**	(34,543)
Profit for the period							**156,118**	150,669

(b) Geographical segments

	Mainland China	Hong Kong	United States of America	Australia and New Zealand	Canada	Others	Consolidated
	Six months ended 30 June 2008 (Unaudited)						
	HK$'000	***HK$'000***	***HK$'000***	***HK$'000***	***HK$'000***	***HK$'000***	***HK$'000***
Segment revenue:							
Sales to external customers	**1,604,265**	**43,366**	**268,514**	**566,186**	**34,173**	**66,318**	**2,582,822**

	Mainland China	Hong Kong	United States of America	Australia and New Zealand	Canada	Others	Consolidated
	Six months ended 30 June 2007 (Unaudited)						
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:							
Sales to external customers	1,239,235	45,583	380,612	483,741	37,495	44,047	2,230,713

(3) Profit before tax

The Group's profit before tax is arrived at after charging / (crediting) the following: -

	Six months ended 30 June	
	2008	2007
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Depreciation	**88,346**	87,217
Recognition of prepaid land lease payments	**238**	222
Impairment of interests in associates	**-**	369
Fair value net (gain)/loss on equity investments through profit or loss	**(6,960)**	2,712
Interest income	**(15,993)**	(16,986)

(4) Tax

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on corporate income assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Six months ended 30 June	
	2008	2007
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Current – Hong Kong	**9,246**	10,825
Current – Elsewhere	**34,697**	23,607
Deferred	**-**	111
	43,943	34,543

The share of tax expenses attributable to associates amounting to HK$3,572,000 (2007: tax credit HK$875,000) is included in "Share of profits and losses of associates" on the face of the condensed consolidated income statement.

(5) Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2008 is based on the profit attributable to equity holders of the Company of HK$153,929,000 (2007: HK$139,506,000) and the weighted average number of 1,059,414,000 (2007: 1,052,157,569) ordinary shares in issue during the period.

(b) Diluted earnings per share

A diluted earnings per share amount for the period ended 30 June 2008 has not been disclosed as no diluting events existed during that period.

The calculation of diluted earnings per share for the six months ended 30 June 2007 is based on the profit attributable to equity holders of the Company of HK$139,506,000. The weighted average number of ordinary shares used in the calculation is 1,052,157,569 ordinary shares in issue during the period, as used in the basic earnings per share calculation; and the weighted average of 6,513,342 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options during the period.

(6) Trade and bills receivables

The trade and bills receivables include trade receivables, net of provision for impairments, of HK$266,659,000 (31 December 2007: HK$283,857,000) and bills receivables of HK$148,832,000 (31 December 2007: HK$153,515,000). The bills receivables were aged less than four months at the balance sheet date. The aged analysis of trade receivables is as follows:

	30 June 2008 (Unaudited) ***HK$'000***	31 December 2007 (Audited) *HK$'000*
Current	**149,258**	197,820
Less than 4 months	**103,686**	67,000
4 - 6 months	**2,922**	12,703
Over 6 months	**10,793**	6,334
	266,659	283,857

The Group allows an average credit period of 45 days to its trade customers.

(7) Trade and bills payables

The trade and bills payables include trade payable of HK$518,298,000 (31 December 2007: HK$519,751,000). The aged analysis of trade payable is as follows:

	30 June 2008 (Unaudited) ***HK$'000***	31 December 2007 (Audited) *HK$'000*
Less than 4 months	**505,221**	507,449
4 - 6 months	**8,386**	6,029
Over 6 months	**4,691**	6,273
	518,298	519,751

The trade payables are non-interest bearing and are normally settled on 90-days terms.

(8) Share capital

	Number of ordinary shares	Nominal value
	'000	*HK$'000*
Issued and fully paid:		
Ordinary shares of HK$0.10 each		
At 1 January 2008 and at 30 June 2008	**1,059,414**	105,941

(9) Dividends

	Six months ended 30 June	
	2008	2007
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Dividends for equity holders of the Company:		
Final dividend paid	**129,672**	129,664
Special dividend paid	**105,941**	105,935
Total dividends paid	**235,613**	235,599
Interim dividend declared	**42,377**	37,607

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of HK4.00 cents (2007: HK3.55 cents) per share for the six months ended 30 June 2008 to shareholders whose names appear on the register of members of the Company as at the close of business on Tuesday, 30 September 2008. It is expected that the interim dividend will be paid to shareholders by post on or around Monday, 6 October 2008.

REVIEW OF OPERATIONS

The advent of the year of 2008 marked with the phenomena of global economic slow down and the hike of inflation. The economic development in the PRC also decelerated but its GDP growth still maintained at 10.40% level with the retail market remaining buoyant. Benefited from the double-digit increase of its retail sales, the Group's business registered a healthy growth in the first half of the year. Retail turnover accounted for 81.57% of the Group's total turnover. Operating profit derived from retail business even rose from the previous 85.27% to the current 96.20% of the Group.

Besides the strong retail operations in the Mainland China, Jeanswest had remarkable performance in Australasia having a double-digit increase of its sales as well. Quiksilver Glorious Sun also had an impressive growth. However, the Group's export volume and margin declined in the first half of the year due to the depressed retail market in the US caused by the Sub-prime crisis there and the appreciation of RMB on top of the rising production costs in the Mainland. However the negative impact of the export operations to the Group was insignificant.

With firm adherence to the prudent financial management policy, the Management managed to keep the financial position of the Group sound and solid. As at 30 June 2008, the Group had net cash of HK$946,352,000 (2007: HK$807,418,000). Inventory was kept at a healthy level.

For the six months ended 30 June 2008, the Group recorded a turnover of HK$2,582,822,000 (2007: HK$2,230,713,000) and net profit attributable to equity holders of the Group of HK$153,929,000 (2007: HK$139,506,000) in its unaudited consolidated accounts, representing year-on-year increases of 15.78% and 10.34%.

1. Retail Operations

Jeanswest remains the flagship brand of the Group's retail business in the Mainland market. In the first half of the year under review, retail sales in the Mainland grew to HK$1,541,948,000 (2007: HK$1,219,085,000) increasing by 26.48% when compared with the corresponding period in the previous year. The retail market in the Mainland has been resilient but highly competitive under the environment of ever rising operation costs especially the rallying rentals. Our retail operation in Sichuan came out from the earthquake in May without too much of a negative impact although the overall retail sentiment in the Mainland was set back until the middle of June. The Management and the staff enthusiastically participated in most of the relief activities to help those affected by the earthquake including personal donations and holding a series of charity sales in Jeanswest stores in the Mainland. Notwithstanding the hike of operation costs and the increase of rental in particular, the Management managed to improve the gross margin by adjusting upwards the average selling price of Jeanswest products so as to be able to off set part of the escalating costs. The improvement of pricing power was attributed to strong brand building of Jeanswest and the warm acceptance of our comparatively trendy designs. Of course, the Management had also enforced a series of stringent cost control measures.

The Group's retail operations in the Australasian markets also performed. In the first half of the year under review, turnover there went up 20.37% to HK$564,819,000 (2007: HK$469,232,000). The appreciation of Australian dollars did help, but even in local dollar terms they still outperformed their peers.

For the period, the retail operations collectively registered an aggregate turnover of HK$2,106,767,000 (2007: HK$1,688,317,000), increasing 24.79% year-on-year and representing 81.57% of the Group consolidated turnover compared with 75.69% last year. In term of the contribution to the Group's operating profit, retail operations even accounted for 96.20%.

The brand awareness of Quiksilver in the Mainland has been greatly uplifted and the momentum of store opening thus gained steam. Sales grew more than 40% when compared with the same period in last year. The total number of Quiksilver Glorious Sun stores increased to 55 outlets (2007: 32 outlets) including 21 outlets in Hong Kong and Macau (2007: 15 outlets) and 34 outlets in the Mainland (2007: 17 outlets).

As at 30 June 2008, the total number of the Group's retail network of shops including those of Quiksilver Glorious Sun and the Jeanswest franchised stores in the Middle East and Southeast Asia increased to 1,940 outlets (2007: 1,731 outlets), of which 1,646 outlets (2007: 1,477 outlets) were operated under the brand name of Jeanswest in the Mainland. Among the Mainland Jeanswest stores, 775 outlets were directly Group managed stores (2007: 687 outlets). The Jeanswest network in Australia and New Zealand comprised 220 outlets (2007: 222 outlets), out of which 6 outlets were operated under franchised arrangement.

2. Export Business

In the period under review, the gross margin of the Group's export business was cut back by the escalating production costs in the Mainland caused by the appreciation of RMB against US dollars and the sluggish US retail market caused by the extended Sub-prime crisis. The Management opted for reducing the export volume and shifting the sales to local retailing in the Mainland. As at 30 June 2008, the Group's exports declined 20.20% to HK$362,410,000 (2007: HK$454,164,000) representing 14.03% of the Group's consolidated turnover.

3. Financial Position

As previously mentioned, the Group's overall financial position was solid during the period with both net cash position and inventory level staying at healthy levels.

During the period, the Group had written foreign exchange future contracts, principally for the purpose of stabilizing the Group's currency risks exposed to the Australian dollar income.

4. Human Resources

As at 30 June 2008, the Group employed a total of about 30,000 staff. The Group offers competitive remuneration packages to its employees. In addition, incentives are granted to employees with reference to the Group's overall performance and performance of each individual.

PROSPECTS

Looking forwards to the second half of the year, the Management remains cautiously optimistic. The deterioration of the US Sub-prime issue and its spreading out to Europe have made the global economy to slow down inevitably. However, China economic development is still in the up-trend with its retail market remaining robust. Due to the recent year's improvement and innovations, Jeanswest brand gradually gains market share with stronger pricing power. It should be able to absorb the rising operating costs. The Management will expedite the expansion of Jeanswest operations in the Mainland market to maintain its leading position.

It is expected that the overall performance of Jeanswest in the Australia and New Zealand markets will do better in the second half of the year. Jeanswest franchising operations in the Middle East and Southeast Asian markets will be more aggressive. The store opening of Quiksilver Glorious Sun will also be speeded up to hit the target of 70 by the end of the year. The Group will have to face the present difficulties in its export operations in the second half of the year but the Management will reinforce its buying agent services for its US buyers.

Barring unforeseen circumstances, the Management expects the growth rate recorded in the first half to retain in the remaining half of its financial year.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Friday, 26 September 2008 to Tuesday, 30 September 2008, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:30 p.m. on Thursday, 25 September 2008.

CORPORATE GOVERNANCE

The Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2008, with deviation from code provision A.4.2 of the Code in respect of rotation of directors.

Under the code provision A.4.2 of the Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

In accordance with bye-law 110(A) of the Bye-laws of the Company, Dr. Charles Yeung, SBS, JP, the executive Chairman of the Board of Directors of the Company (the "Board"), shall not be subject to retirement by rotation. The Board considers that this deviation is well-founded as Dr. Charles Yeung, SBS, JP, being the founder of the Group, has a wealth of experience which is essential to the Board and helps the continued stability of the Company's business. Hence, he is eligible for being the Chairman of the Board during his lifetime and need not be subject to retirement by rotation. However, in view of good corporate governance practices, the Chairman shall be subject to retirement by rotation in the same way as other members of the Board. At the annual general meeting of the Company for 2009, Dr. Charles Yeung, SBS, JP, will voluntarily retire from his office and offer himself for re-election notwithstanding that he is not required to do so by the Company's Bye-laws. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2008.

By Order of the Board
Dr. Charles Yeung, SBS, JP
Chairman

Hong Kong, 10 September 2008

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee and Mr. Chan Wing Kan, Archie

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP

Non-Executive Director:
Dr. Lam Lee G.

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

中期業績公佈
截至二零零八年六月三十日止六個月

中期業績

旭日企業有限公司（「本公司」）董事局欣然宣佈，本公司及其附屬公司（「本集團」）截至二零零八年六月三十日止六個月之未經審核中期業績，連同上年同期之比較數字如下：

簡明合併損益表

	附註	截至六月三十日止六個月 二零零八年 (未經審核) 港幣千元	二零零七年 (未經審核) 港幣千元
收入	(2)	**2,582,822**	2,230,713
銷售成本		**(1,418,222)**	(1,240,021)
毛利		**1,164,600**	990,692
其他收入及收益		**101,977**	82,709
銷售及分銷成本		**(734,187)**	(596,472)
行政費用		**(315,560)**	(278,029)
其他費用		**(12,159)**	(16,522)
融資成本		**(6,898)**	(8,211)
應佔溢利及虧損：			
共同控制公司		**(2,153)**	614
聯營公司		**4,441**	10,431
除稅前溢利	(2)及(3)	**200,061**	185,212
稅項	(4)	**(43,943)**	(34,543)
期內溢利		**156,118**	150,669
屬於：			
本公司股權持有人		**153,929**	139,506
少數股東權益		**2,189**	11,163
期內溢利		**156,118**	150,669
中期股息	(9)	**42,377**	37,607
		港仙	港仙
每股盈利			
基本	(5a)	**14.53**	13.26
攤薄後	(5b)	**不適用**	13.18
每股中期股息		**4.00**	3.55

簡明合併資產負債表

	附註	二零零八年六月三十日 (未經審核) 港幣千元	二零零七年十二月三十一日 (經審核) 港幣千元
非流動資產			
物業、廠房及設備		**827,347**	777,291
投資物業		**43,644**	40,367
土地租賃預付款		**19,213**	17,863
商譽		**38,612**	38,612
應佔共同控制公司權益		**36,967**	18,706
應佔聯營公司權益		**135,529**	127,498
可供出售投資		**199,485**	298,200
以公平價值計入損益的財務資產		**-**	24,511
遞延稅項資產		**20,038**	18,434
		1,320,835	1,361,482
流動資產			
存貨		**729,055**	657,681
應收賬款及票據	*(6)*	**415,491**	437,372
預付款、按金及其他應收賬款		**351,353**	285,604
關連公司欠款		**1,916**	1,567
以公平價值計入損益的股本投資		**32,152**	81,475
以公平價值計入損益的財務資產		**26,222**	-
已抵押存款		**44,733**	4,337
現金及現金等額		**1,172,512**	1,280,776
		2,773,434	2,748,812
流動負債			
應付賬款及票據	*(7)*	**568,863**	556,302
其他應付賬款及應付費用		**804,340**	757,821
計息銀行貸款及其他借款		**269,066**	267,447
應付稅款		**350,086**	311,091
		1,992,355	1,892,661
流動資產淨值		**781,079**	856,151
總資產減流動負債		**2,101,914**	2,217,633
非流動負債			
計息銀行貸款及其他借款		**1,827**	1,102
少數股東長期貸款		**9,400**	9,400
遞延稅項負債		**374**	374
		11,601	10,876
資產淨值		**2,090,313**	2,206,757
權益			
本公司股權持有人應佔之權益			
已發行股本	*(8)*	**105,941**	105,941
儲備		**1,780,786**	1,716,279
擬派股息		**42,377**	235,613
		1,929,104	2,057,833
少數股東權益		**161,209**	148,924
權益總值		**2,090,313**	2,206,757

簡明合併財務報表附註

(1) 主要會計政策及編製基準

本簡明中期合併財務報表乃按照香港會計師公會頒佈之香港會計準則(「香港會計準則」)34：「中期財務報告」和其他相關香港會計準則及詮釋，香港財務報告準則(「香港財務報告準則」)，及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十六之披露規定而編製。

截至二零零八年六月三十日止六個月的中期合併財務報表爲未經審核，惟已由本公司的審核委員會審閱。

除了採納以下新增香港財務報告準則及香港會計準則外，編制此中期財務報表所採用之會計政策及編製基準與截至二零零七年十二月三十一日止年度之已審核財務報表所用相同。

本未經審核的中期簡明合併財務報表於本期首次採納的新頒布及經修訂之香港財務報告準則：

香港(國際財務報告詮釋委員會)詮釋 11	香港財務報告準則 2 – 集團及庫存股份交易
香港(國際財務報告詮釋委員會)詮釋 12	轉讓的服務特許權安排
香港(國際財務報告詮釋委員會)詮釋 14	香港會計準則 19 – 定額利益資產的限額、最低資本規定及相互之間的關係

採納以上新增及修訂之會計準則對本集團之經營業績及財務狀況並無重大影響。

與本集團相關而本集團必須於二零零八年七月一日或以後之會計期間採用之若干新準則、修訂及詮釋已經頒佈。本集團於截至二零零八年六月三十日止期間並沒有提早採納下列的新準則、經修訂準則及詮釋：-

香港財務報告準則 2 (經修訂)	以股份支付 – 歸屬條款及註銷 [1]
香港財務報告準則 8	營業分類 [1]
香港會計準則 1 (經修訂)	財務報告之呈報方式 [1]
香港會計準則 23 (經修訂)	借貸成本 [1]
香港會計準則 32 及香港會計準則 1	財務工具：呈報及可認沽財務工具及因清盤而產生的義務 [1]
香港(國際財務報告詮釋委員會)詮釋 13	客戶忠誠計劃 [2]

[1] 於二零零九年一月一日或之後開始之年報生效
[2] 於二零零八年七月一日或之後開始之年報生效

(2) 收入及分類資料

(a) 業務分類

	截至六月三十日止六個月（未經審核）							
	零售業務		出口業務		其他業務		合併	
	二零零八年 *港幣千元*	二零零七年 *港幣千元*	二零零八年 *港幣千元*	二零零七年 *港幣千元*	二零零八年 *港幣千元*	二零零七年 *港幣千元*	二零零八年 *港幣千元*	二零零七年 *港幣千元*
分類收入:								
向外間顧客銷貨	2,106,767	1,688,317	362,410	454,164	113,645	88,232	2,582,822	2,230,713
其它收入及收益	27,440	31,164	18,652	12,423	8,102	7,245	54,194	50,832
總計	2,134,207	1,719,481	381,062	466,587	121,747	95,477	2,637,016	2,281,545
分類業績	181,095	153,400	4,528	23,844	2,616	2,647	188,239	179,891
利息收入及未分配收入							47,783	31,877
未分配費用							(31,351)	(29,390)
融資成本							(6,898)	(8,211)
應佔溢利及虧損：								
共同控制公司	-	-	(289)	(73)	(1,864)	687	(2,153)	614
聯營公司	-	-	4,441	10,431	-	-	4,441	10,431
除稅前溢利							200,061	185,212
稅項							(43,943)	(34,543)
期內溢利							156,118	150,669

(b) 地區分類

	截至二零零八年六月三十日止六個月（未經審核）						
	中國內地 *港幣千元*	香港 *港幣千元*	美國 *港幣千元*	澳洲及 紐西蘭 *港幣千元*	加拿大 *港幣千元*	其他 *港幣千元*	合併 *港幣千元*
分類收入:							
向外間顧客銷貨	1,604,265	43,366	268,514	566,186	34,173	66,318	2,582,822

	截至二零零七年六月三十日止六個月（未經審核）						
	中國內地 *港幣千元*	香港 *港幣千元*	美國 *港幣千元*	澳洲及 紐西蘭 *港幣千元*	加拿大 *港幣千元*	其他 *港幣千元*	合併 *港幣千元*
分類收入:							
向外間顧客銷貨	1,239,235	45,583	380,612	483,741	37,495	44,047	2,230,713

(3) 除稅前溢利

本集團除稅前溢利已扣除/(計入)下列各項：

	截至六月三十日止六個月	
	二零零八年	二零零七年
	(未經審核)	(未經審核)
	港幣千元	*港幣千元*
折舊	**88,346**	87,217
攤銷土地租賃預付款	**238**	222
應佔聯營公司權益之減值	**-**	369
以公平價值計入損益的股本投資之淨(收益)/虧損	**(6,960)**	2,712
利息收入	**(15,993)**	(16,986)

(4) 稅項

香港利得稅乃根據本期間源自香港之估計應課稅溢利按稅 16.5%(二零零七年：17.5%)作出撥備。其他地區之所得稅則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	截至六月三十日止六個月	
	二零零八年	二零零七年
	(未經審核)	(未經審核)
	港幣千元	*港幣千元*
本期 – 香港	**9,246**	10,825
本期 – 其他地區	**34,697**	23,607
遞延	**-**	111
	43,943	34,543

聯營公司應佔稅項費用為 3,572,000 港元(二零零七年：稅項抵減 875,000 港元)，已計入本簡明合併損益表「應佔聯營公司溢利及虧損」內。

(5) 每股盈利

(a) *每股基本盈利*

每股基本盈利乃根據截至二零零八年六月三十日止六個月之本公司股權持有人應佔溢利 153,929,000 港元(二零零七年：139,506,000 港元)及期內已發行普通股之加權平均數 1,059,414,000 股 (二零零七年：1,052,157,569 股)計算。

(b) *每股攤薄盈利*

由於二零零八年一月一日至二零零八年六月三十日止六個月期間未有攤薄事項發生，故並無呈列該期間之每股攤薄盈利。

截至二零零七年六月三十日止期間之每股攤薄盈利乃根據本公司股權持有人應佔溢利 139,506,000 港元計算。計算所用之普通股加權平均股數乃按照計算每股基本盈利時所用之期內已發行普通股之加權平均數 1,052,157,569 股，與假設期內所有購股權被行使而無償發行的普通股加權平均數 6,513,342 股之總和。

(6) 應收賬款及票據

應收賬款及票據包括已扣除減值準備的應收貿易賬款共 266,659,000 港元(二零零七年十二月三十一日：283,857,000 港元)及應收票據 148,832,000 港元(二零零七年十二月三十一日：153,515,000 港元)。於結算日應收票據的賬齡少於四個月。下列爲應收貿易賬款之賬齡分析：

	二零零八年六月三十日 (未經審核) ***港幣千元***	二零零七年十二月三十一日 (經審核) *港幣千元*
即期	**149,258**	197,820
少於四個月	**103,686**	67,000
四至六個月	**2,922**	12,703
超過六個月	**10,793**	6,334
	266,659	283,857

本集團給予貿易客戶之賒賬期平均爲 45 天。

(7) 應付賬款及票據

應付賬款及票據包括應付貿易賬款共 518,298,000 港元(二零零七年十二月三十一日：519,751,000 港元)。下列爲應付貿易賬款之賬齡分析：

	二零零八年六月三十日 (未經審核) ***港幣千元***	二零零七年十二月三十一日 (經審核) *港幣千元*
少於四個月	**505,221**	507,449
四至六個月	**8,386**	6,029
超過六個月	**4,691**	6,273
	518,298	519,751

應付賬款爲免息及通常於 90 天內償還。

(8) 股本

	普通股股數	面值
	千位	*港幣千元*
已發行及繳足股本 每股面值 0.10 港元之普通股		
於二零零八年一月一日及 於二零零八年六月三十日	1,059,414	105,941

(9) 股息

	截至六月三十日止六個月	
	二零零八年	二零零七年
	(未經審核)	(未經審核)
	港幣千元	*港幣千元*
派發股息予本公司股權持有人：		
已派發末期股息	**129,672**	129,664
已派發特別股息	**105,941**	105,935
共付股息	**235,613**	235,599
擬派發中期股息	**42,377**	37,607

中期股息

董事局議決派發截至二零零八年六月三十日止六個月中期股息每股 4.00 港仙(二零零七年：3.55 港仙)予二零零八年九月三十日(星期二)營業時間結束時名列本公司股東名冊之股東。中期股息之付款支票預期將約於二零零八年十月六日(星期一)郵寄予各股東。

業務回顧

踏入二零零八年全球經濟放緩及通脹升溫的跡象日益明顯。中國經濟亦因宏觀調控而減慢，但一至六月份經濟增長仍保持有 10.40%，零售市道依然暢旺。集團業績的增長動力主要來自零售業務；零售總額在回顧的上半年度繼續保持雙位數的升幅，從而推動集團盈利持續健康增長。期內零售總額佔集團總銷售額已升至 81.57 %，其溢利貢獻更從去年的 85.27%升至 96.20%。

除中國內地真維斯零售業務有強勁增長外，澳洲真維斯業務亦有雙位數的升幅，表現出眾。旭日極速 (Quiksilver Glorious Sun) 銷售走勢亦令人欣喜。另一方面，由於次按問題在上半年度導致美國零售市道不景，而中國內地生產成本持續上漲，加上人民幣兌美元匯價節節升值，使出口業務銷售額下降及盈利銳減，但由於銷售額佔整體之比例不大，所以對集團的整體盈利沒有太大影響。

集團管理層一貫以審慎態度理財，故期內財政狀態良好。於二零零八年六月三十日，集團淨現金有 946,352,000 港元(二零零七年：807,418,000 港元)，而存貨亦處於健康水平。

據未經審核的合併財務報表，截至二零零八年六月三十日止的上半年度，集團銷售總額錄得 2,582,822,000 港元 (二零零七年：2,230,713,000 港元)，而本集團股權持有人的應佔純利亦達 153,929,000 港元(二零零七年：139,506,000 港元)，與去年同期比較分別上升 15.78%及 10.34%。

(一) 零售業務

集團在中國內地業務仍以真維斯品牌為主。在回顧的上半年內，中國內地零售額同比增長 26.48%至 1,541,948,000 港元 (二零零七年：1,219,085,000 港元)。中國內地零售市道依然暢旺，但競爭日益加劇，而租金及營運費用等成本均大幅上升。五月發生的四川大地震雖對集團在四川的業務沒有直接的破壞，但全國消費意慾卻因大地震而驟然減退，至六月中才開始恢復。對四川大地震，集團管理層及員工均積極參與賑災及重建工作，更以真維斯名義組織連串義賣及籌款活動。期內雖然經營成本特別是租金大幅上揚，但是，真維斯品牌認受性高及管理層對成本控制亦極嚴緊，加上產品設計貼近潮流，廣為顧客所接受，故能相應提升售價，毛利率亦相較去年同期有所提高，抵銷了成本的上升。

在上半年度，澳、紐零售增長 20.37%至 564,819,000 港元 (二零零七年：469,232,000 港元)。雖然澳元匯價上升對上述增幅有所幫助，但以當地幣值計算，業績表現亦優於競爭對手。

二零零八年上半年度零售業務總營業額合共錄得 2,106,767,000 港元(二零零七年：1,688,317,000 港元)，對比去年同期上升了 24.79%，佔集團銷售總額從去年的 75.69%上升至 81.57%，其分類業績更高達 96.20%。

旭日極速(Quiksilver Glorious Sun)因其品牌在香港已有一定的知名度，因此，加快其香港與內地的業務拓展步伐，現有店舖 55 間(二零零七年：32 間)，其中在香港及澳門有 21 間(二零零七年：15 間)及在中國內地有 34 間(二零零七年：17 間)。銷售升幅比去年同期高 40%。

於二零零八年六月三十日，集團零售網絡包括旭日極速(Quiksilver Glorious Sun) 及真維斯 Jeanswest 在中東及東南亞等國家合共有店舖 1,940 間(二零零七年：1,731 間)，其中真維斯在中國內地有店舖 1,646 間(二零零七年：1,477 間)，內含 775 間直接經營店(二零零七年：687 間)。在澳洲及紐西蘭，Jeanswest 共有店舖 220 間(二零零七年：222 間)，其中包括 6 間特約經銷店。

(二) 出口業務

回顧期內，由於人民幣兌美元匯價拾級而上，中國內地生產成本升勢持續，加上美國次按危機擴大及加深，導致美國零售市道呆滯，因此，成本上升未能反映在出口單價上，集團出口業務的毛利遂被侵蝕。管理層決定減少出口數量，並嚴控生產成本及增加生產在中國內地的銷售。截至二零零八年六月三十日止的上半年度，集團生產出口額下跌至 362,410,000 港元(二零零七年：454,164,000 港元)，同比下降 20.20%，佔集團總銷售額僅 14.03%。

(三) 財務狀況

本集團的財務狀況，正如前文所述，淨現金額及存貨水平均於本回顧期內繼續處於健康水平。

在回顧期內，本集團亦有訂立外匯期貨合約，主要用以穩定澳元收入之匯兌風險。

(四) 人力資源

於二零零八年六月三十日，本集團之僱員總數約 30,000 人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予適當獎勵。

業務展望

展望下半年業務走勢，管理層持審慎而樂觀的態度。美國次按問題已擴散至西歐及其他地區，使全球經濟放緩勢所難免。但中國經濟仍處較強的上升軌道，令致中國內地零售市道保持暢旺，而真維斯過去數年不斷的革新，使其所佔市場份額不斷增加，產品的議價能力亦逐步提升，足以抵銷成本上升的壓力。故管理層仍將集中較大的力量發展真維斯在內地的業務，以保持其一貫突出表現的策略。

澳、紐零售業務估計在下半年亦將有較佳的表現。真維斯 Jeanswest 在中東及東南亞的特許經營業務，亦將加快進行。旭日極速(Quiksilver Glorious Sun) 的開店速度預計在下半年亦會提升，預計店舖數目年底將可達到 70 間。至於另一方面，製造及出口業務近期難望有突破，管理層將加大力度鞏固洋行採購業務。

若無不可預測的事件出現，下半年的業績應可保持上半年的增長速度。

暫停辦理股份過戶登記

本公司將由二零零八年九月二十六日(星期五)至二零零八年九月三十日(星期二)止(首尾兩天包括在內)暫停辦理股份過戶登記手續。為獲派發上述中期股息，所有股份過戶文件連同有關股票必須於二零零八年九月二十五日(星期四)下午四時三十分前送交香港皇后大道東 183 號合和中心 17 樓 1712 至 1716 號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)登記。

公司管治

本公司截至二零零八年六月三十日止六個月內一直遵守上市規則附錄十四所載之企業管治常規守則（「守則」）。惟僅就守則條文 A.4.2 規定關於董事的重新選舉存有差異。

根據在守則條文 A.4.2 規定，每名董事（包括有指定任期的董事）應輪席退任，至少每三年一次。

根據本公司的公司細則第 110(A)條，本公司董事局執行主席楊釗太平紳士毋需輪席退任。董事局認爲，本公司有合理原因偏離此守則，因爲楊釗太平紳士，乃本集團之創辦人，其豐富的經驗對董事局非常重要，有助保持本公司業務的穩定，按此其乃具資格終身出任董事局主席一職，並毋需輪席退任。然而，爲實行良好的企業管治，董事局主席，與其他董事局成員一樣，需輪席退任。儘管本公司的公司細則豁免楊釗太平紳士輪席告退，楊釗太平紳士將於本公司二零零九年股東週年大會自願輪席告退及膺選連任。因此，本公司認爲已採取充份措施確保本公司的企業管治常規不遜於守則中所載者。

購買、出售或贖回本公司之上市證券

於截至二零零八年六月三十日止六個月內，本集團概無購買、出售或贖回本公司之上市證券。

承董事局命
楊　釗太平紳士
董事長

香港，二零零八年九月十日

於本公佈日期，本公司之董事爲：

執行董事：
楊釗博士　銀紫荊星章　太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士及陳永根先生

獨立非執行董事：
王敏剛　銅紫荊星章　太平紳士、劉漢銓　金紫荊星章　太平紳士及鍾瑞明金紫荊星章　太平紳士

非執行董事：
林家禮博士

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 393)

Interim Report 2008


Team R
READY
AIR FORCE
SIMPLE
94


真的,更精彩
JEANSWEST
真維斯
www.jeanswest.com.cn

INTERIM RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2008 together with the comparative figures for the same period as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 30 June	
		2008	2007
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Revenue	*(2)*	**2,582,822**	2,230,713
Cost of sales		**(1,418,222)**	(1,240,021)
Gross profit		**1,164,600**	990,692
Other income and gains		**101,977**	82,709
Selling and distribution costs		**(734,187)**	(596,472)
Administrative expenses		**(315,560)**	(278,029)
Other expenses		**(12,159)**	(16,522)
Finance costs		**(6,898)**	(8,211)
Share of profits and losses of:			
Jointly-controlled entities		**(2,153)**	614
Associates		**4,441**	10,431
Profit before tax	*(2) & (3)*	**200,061**	185,212
Tax	*(4)*	**(43,943)**	(34,543)
Profit for the period		**156,118**	150,669
Attributable to:			
Equity holders of the Company		**153,929**	139,506
Minority interests		**2,189**	11,163
Profit for the period		**156,118**	150,669
Interim dividend declared	*(9)*	**42,377**	37,607
		HK cents	*HK cents*
Earnings per share			
Basic	*(5a)*	**14.53**	13.26
Diluted	*(5b)*	**N/A**	13.18
Interim dividend per share		**4.00**	3.55

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30 June 2008 (Unaudited) HK$'000	31 December 2007 (Audited) HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment		**827,347**	777,291
Investment property		**43,644**	40,367
Prepaid land lease payments		**19,213**	17,863
Goodwill		**38,612**	38,612
Interests in jointly-controlled entities		**36,967**	18,706
Interests in associates		**135,529**	127,498
Available-for-sale investment		**199,485**	298,200
Financial asset at fair value through profit or loss		**–**	24,511
Deferred tax assets		**20,038**	18,434
		1,320,835	1,361,482
CURRENT ASSETS			
Inventories		**729,055**	657,681
Trade and bills receivables	*(6)*	**415,491**	437,372
Prepayments, deposits and other receivables		**351,353**	285,604
Due from related companies		**1,916**	1,567
Equity investments at fair value through profit or loss		**32,152**	81,475
Financial asset at fair value through profit or loss		**26,222**	–
Pledged deposits		**44,733**	4,337
Cash and cash equivalents		**1,172,512**	1,280,776
		2,773,434	2,748,812
CURRENT LIABILITIES			
Trade and bills payables	*(7)*	**568,863**	556,302
Other payables and accruals		**804,340**	757,821
Interest-bearing bank and other borrowings		**269,066**	267,447
Tax payable		**350,086**	311,091
		1,992,355	1,892,661

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*

	Notes	30 June 2008 (Unaudited) HK$'000	31 December 2007 (Audited) HK$'000
NET CURRENT ASSETS		**781,079**	856,151
TOTAL ASSETS LESS CURRENT LIABILITIES		**2,101,914**	2,217,633
NON-CURRENT LIABILITIES			
Interest-bearing bank and other borrowings		**1,827**	1,102
Long term loans from minority shareholders		**9,400**	9,400
Deferred tax liabilities		**374**	374
		11,601	10,876
Net assets		**2,090,313**	2,206,757
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	*(8)*	**105,941**	105,941
Reserves		**1,780,786**	1,716,279
Proposed dividends		**42,377**	235,613
		1,929,104	2,057,833
Minority interests		**161,209**	148,924
Total equity		**2,090,313**	2,206,757

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 June	
	2008	2007
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash inflow from operating activities	**227,271**	379,593
Net cash inflow/(outflow) from investing activities	**(130,240)**	71,369
Net cash outflow from financing activities	**(243,096)**	(323,574)
Net increase/(decrease) in cash and cash equivalents	**(146,065)**	127,388
Cash and cash equivalents at 1 January	**1,251,073**	846,544
Effect of foreign exchange rate changes, net	**25,335**	15,174
Cash and cash equivalents at 30 June	**1,130,343**	989,106
Analysis of balances of cash and cash equivalents		
Cash and bank balances	**587,198**	503,006
Non-pledged time deposits with original maturity of less than three months when acquired	**578,441**	508,872
Bank overdrafts	**(35,296)**	(22,772)
	1,130,343	989,106

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Six months ended 30 June	
		2008	2007
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Total equity attributable to the equity holders of the Company at 1 January		**2,057,833**	1,723,002
Change in fair value of an available-for-sale investment		**(98,715)**	–
Exchange differences on translation of financial statements of foreign entities		**51,670**	28,639
Net gains/(losses) not recognized in the consolidated income statement		**(47,045)**	28,639
Net profit from ordinary activities attributable to equity holders of the Company		**153,929**	139,506
Issue of new shares	*(8)*	**–**	449
Premium on issue of new shares, net		**–**	10,429
Dividends paid	*(9)*	**(235,613)**	(235,599)
		(81,684)	(85,215)
Total equity attributable to the equity holders of the Company at 30 June		**1,929,104**	1,666,426

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal accounting policies and basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34: Interim Financial Reporting and other relevant HKASs and Interpretations, the Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

These interim financial statements for the period ended 30 June 2008 are unaudited and have been reviewed by the Audit Committee of the Company.

The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those adopted in preparing the audited financial statements for the year ended 31 December 2007 except for the new adoption of HKFRSs and HKASs as disclosed below:

New and revised HKFRSs adopted for the first time for the current period's unaudited interim condensed consolidated financial statements:

HK (IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions
HK (IFRIC)-Int 12	Service Concession Arrangements
HK (IFRIC)-Int 14	HKAS 19 – The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction

The adoption of the above new and revised accounting standards has no material impact on the Group's results of operations or financial position.

Certain new standards, amendments and interpretations to existing standard have been published that are relevant to the Group and are mandatory for the Group to adopt in accounting period beginning on or after 1 July 2008 or later periods. The Group has not early adopted the following new and revised standards and interpretations for the period ended 30 June 2008:

HKFRS 2 Amendment	Share-based Payment – Vesting Conditions and Cancellations[1]
HKFRS 8	Operating Segments[1]
HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 32 & HKAS 1	Financial Instruments: Presentation & Puttable Financial Instruments and Obligations Arising on Liquidation[1]
HK (IFRIC)-Int 13	Customer Loyalty Programmes[2]

[1] Effective for annual periods beginning on or after 1 January 2009

[2] Effective for annual periods beginning on or after 1 July 2008

(2) Revenue and segment information

(a) Business segments

	Six months ended 30 June (Unaudited)							
	Retail operations		Export operations		Other operations		Consolidated	
	2008	2007	2008	2007	2008	2007	2008	2007
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment revenue:								
Sales to external customers	2,106,767	1,688,317	362,410	454,164	113,645	88,232	2,582,822	2,230,713
Other income and gains	27,440	31,164	18,652	12,423	8,102	7,245	54,194	50,832
Total	2,134,207	1,719,481	381,062	466,587	121,747	95,477	2,637,016	2,281,545
Segment results	181,095	153,400	4,528	23,844	2,616	2,647	188,239	179,891
Interest income and unallocated revenue							47,783	31,877
Unallocated expenses							(31,351)	(29,390)
Finance costs							(6,898)	(8,211)
Share of profits and losses of:								
Jointly-controlled entities	-	-	(289)	(73)	(1,864)	687	(2,153)	614
Associates	-	-	4,441	10,431	-	-	4,441	10,431
Profit before tax							200,061	185,212
Tax							(43,943)	(34,543)
Profit for the period							156,118	150,669

(b) Geographical segments

	Six months ended 30 June 2008 (Unaudited)						
	Mainland China	**Hong Kong**	**United States of America**	**Australia and New Zealand**	**Canada**	**Others**	**Consolidated**
	HK$'000	***HK$'000***	***HK$'000***	***HK$'000***	***HK$'000***	***HK$'000***	***HK$'000***
Segment revenue:							
Sales to external customers	**1,604,265**	**43,366**	**268,514**	**566,186**	**34,173**	**66,318**	**2,582,822**

	Six months ended 30 June 2007 (Unaudited)						
	Mainland China	Hong Kong	United States of America	Australia and New Zealand	Canada	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:							
Sales to external customers	1,239,235	45,583	380,612	483,741	37,495	44,047	2,230,713

(3) Profit before tax

The Group's profit before tax is arrived at after charging/(crediting) the following:

	Six months ended 30 June	
	2008	2007
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Depreciation	**88,346**	87,217
Recognition of prepaid land lease payments	**238**	222
Impairment of interests in associates	**–**	369
Fair value net (gain)/loss on equity investments through profit or loss	**(6,960)**	2,712
Interest income	**(15,993)**	(16,986)

(4) Tax

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on corporate income assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Six months ended 30 June	
	2008	2007
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Current – Hong Kong	**9,246**	10,825
Current – Elsewhere	**34,697**	23,607
Deferred	**-**	111
	43,943	34,543

The share of tax expenses attributable to associates amounting to HK$3,572,000 (2007: tax credit HK$875,000) is included in "Share of profits and losses of associates" on the face of the condensed consolidated income statement.

(5) Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2008 is based on the profit attributable to equity holders of the Company of HK$153,929,000 (2007: HK$139,506,000) and the weighted average number of 1,059,414,000 (2007: 1,052,157,569) ordinary shares in issue during the period.

(b) Diluted earnings per share

A diluted earnings per share amount for the period ended 30 June 2008 has not been disclosed as no diluting events existed during that period.

The calculation of diluted earnings per share for the six months ended 30 June 2007 is based on the profit attributable to equity holders of the Company of HK$139,506,000. The weighted average number of ordinary shares used in the calculation is 1,052,157,569 ordinary shares in issue during the period, as used in the basic earnings per share calculation; and the weighted average of 6,513,342 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options during the period.

(6) Trade and bills receivables

The trade and bills receivables include trade receivables, net of provision for impairments, of HK$266,659,000 (31 December 2007: HK$283,857,000) and bills receivables of HK$148,832,000 (31 December 2007: HK$153,515,000). The bills receivables were aged less than four months at the balance sheet date. The aged analysis of trade receivables is as follows:

	30 June 2008 (Unaudited) *HK$'000*	31 December 2007 (Audited) *HK$'000*
Current	**149,258**	197,820
Less than 4 months	**103,686**	67,000
4 – 6 months	**2,922**	12,703
Over 6 months	**10,793**	6,334
	266,659	283,857

The Group allows an average credit period of 45 days to its trade customers.

(7) Trade and bills payables

The trade and bills payables include trade payable of HK$518,298,000 (31 December 2007: HK$519,751,000). The aged analysis of trade payable is as follows:

	30 June 2008 (Unaudited) *HK$'000*	31 December 2007 (Audited) *HK$'000*
Less than 4 months	**505,221**	507,449
4 – 6 months	**8,386**	6,029
Over 6 months	**4,691**	6,273
	518,298	519,751

The trade payables are non-interest bearing and are normally settled on 90-days terms.

(8) Share capital

	Number of ordinary shares *'000*	Nominal value *HK$'000*
Issued and fully paid:		
Ordinary shares of HK$0.10 each		
At 1 January 2008 and at 30 June 2008	**1,059,414**	**105,941**

(9) Dividends

	Six months ended 30 June	
	2008 (Unaudited) *HK$'000*	2007 (Unaudited) *HK$'000*
Dividends for equity holders of the Company:		
Final dividend paid	**129,672**	129,664
Special dividend paid	**105,941**	105,935
Total dividends paid	**235,613**	235,599
Interim dividend declared	**42,377**	37,607

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of HK4.00 cents (2007: HK3.55 cents) per share for the six months ended 30 June 2008 to shareholders whose names appear on the register of members of the Company as at the close of business on Tuesday, 30 September 2008. It is expected that the interim dividend will be paid to shareholders by post on or around Monday, 6 October 2008.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Friday, 26 September 2008 to Tuesday, 30 September 2008, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:30 p.m. on Thursday, 25 September 2008.

REVIEW OF OPERATIONS

The advent of the year of 2008 marked with the phenomena of global economic slow down and the hike of inflation. The economic development in the PRC also decelerated but its GDP growth still maintained at 10.40% level with the retail market remaining buoyant. Benefited from the double-digit increase of its retail sales, the Group's business registered a healthy growth in the first half of the year. Retail turnover accounted for 81.57% of the Group's total turnover. Operating profit derived from retail business even rose from the previous 85.27% to the current 96.20% of the Group.

Besides the strong retail operations in the Mainland China, Jeanswest had remarkable performance in Australasia having a double-digit increase of its sales as well. Quiksilver Glorious Sun also had an impressive growth. However, the Group's export volume and margin declined in the first half of the year due to the depressed retail market in the US caused by the Sub-prime crisis there and the appreciation of RMB on top of the rising production costs in the Mainland. However the negative impact of the export operations to the Group was insignificant.

With firm adherence to the prudent financial management policy, the Management managed to keep the financial position of the Group sound and solid. As at 30 June 2008, the Group had net cash of HK$946,352,000 (2007: HK$807,418,000). Inventory was kept at a healthy level.

For the six months ended 30 June 2008, the Group recorded a turnover of HK$2,582,822,000 (2007: HK$2,230,713,000) and net profit attributable to equity holders of the Group of HK$153,929,000 (2007: HK$139,506,000) in its unaudited consolidated accounts, representing year-on-year increases of 15.78% and 10.34%.

1. Retail Operations

Jeanswest remains the flagship brand of the Group's retail business in the Mainland market. In the first half of the year under review, retail sales in the Mainland grew to HK$1,541,948,000 (2007: HK$1,219,085,000) increasing by 26.48% when compared with the corresponding period in the previous year. The retail market in the Mainland has been resilient but highly competitive under the environment of ever rising operation costs especially the rallying rentals. Our retail operation in Sichuan came out from the earthquake in May without too much of a negative impact although

the overall retail sentiment in the Mainland was set back until the middle of June. The Management and the staff enthusiastically participated in most of the relief activities to help those affected by the earthquake including personal donations and holding a series of charity sales in Jeanswest stores in the Mainland. Notwithstanding the hike of operation costs and the increase of rental in particular, the Management managed to improve the gross margin by adjusting upwards the average selling price of Jeanswest products so as to be able to off set part of the escalating costs. The improvement of pricing power was attributed to strong brand building of Jeanswest and the warm acceptance of our comparatively trendy designs. Of course, the Management had also enforced a series of stringent cost control measures.

The Group's retail operations in the Australasian markets also performed. In the first half of the year under review, turnover there went up 20.37% to HK$564,819,000 (2007: HK$469,232,000). The appreciation of Australian dollars did help, but even in local dollar terms they still outperformed their peers.

For the period, the retail operations collectively registered an aggregate turnover of HK$2,106,767,000 (2007: HK$1,688,317,000), increasing 24.79% year-on-year and representing 81.57% of the Group consolidated turnover compared with 75.69% last year. In term of the contribution to the Group's operating profit, retail operations even accounted for 96.20%.

The brand awareness of Quiksilver in the Mainland has been greatly uplifted and the momentum of store opening thus gained steam. Sales grew more than 40% when compared with the same period in last year. The total number of Quiksilver Glorious Sun stores increased to 55 outlets (2007: 32 outlets) including 21 outlets in Hong Kong and Macau (2007: 15 outlets) and 34 outlets in the Mainland (2007: 17 outlets).

As at 30 June 2008, the total number of the Group's retail network of shops including those of Quiksilver Glorious Sun and the Jeanswest franchised stores in the Middle East and Southeast Asia increased to 1,940 outlets (2007: 1,731 outlets), of which 1,646 outlets (2007: 1,477 outlets) were operated under the brand name of Jeanswest in the Mainland. Among the Mainland Jeanswest stores, 775 outlets were directly Group managed stores (2007: 687 outlets). The Jeanswest network in Australia and New Zealand comprised 220 outlets (2007: 222 outlets), out of which 6 outlets were operated under franchised arrangement.

2. Export Business

In the period under review, the gross margin of the Group's export business was cut back by the escalating production costs in the Mainland caused by the appreciation of RMB against US dollars and the sluggish US retail market caused by the extended Sub-prime crisis. The Management opted for reducing the export volume and shifting the sales to local retailing in the Mainland. As at 30 June 2008, the Group's exports declined 20.20% to HK$362,410,000 (2007: HK$454,164,000) representing 14.03% of the Group's consolidated turnover.

3. Financial Position

As previously mentioned, the Group's overall financial position was solid during the period with both net cash position and inventory level staying at healthy levels.

During the period, the Group had written foreign exchange future contracts, principally for the purpose of stabilizing the Group's currency risks exposed to the Australian dollar income.

4. Human Resources

As at 30 June 2008, the Group employed a total of about 30,000 staff. The Group offers competitive remuneration packages to its employees. In addition, incentives are granted to employees with reference to the Group's overall performance and performance of each individual.

PROSPECTS

Looking forwards to the second half of the year, the Management remains cautiously optimistic. The deterioration of the US Sub-prime issue and its spreading out to Europe have made the global economy to slow down inevitably. However, China economic development is still in the up-trend with its retail market remaining robust. Due to the recent year's improvement and innovations, Jeanswest brand gradually gains market share with stronger pricing power. It should be able to absorb the rising operating costs. The Management will expedite the expansion of Jeanswest operations in the Mainland market to maintain its leading position.

It is expected that the overall performance of Jeanswest in the Australia and New Zealand markets will do better in the second half of the year. Jeanswest franchising operations in the Middle East and Southeast Asian markets will be more aggressive. The store opening of Quiksilver Glorious Sun will also be speeded up to hit the target of 70 by the end of the year. The Group will have to face the present difficulties in its export operations in the second half of the year but the Management will reinforce its buying agent services for its US buyers.

Barring unforeseen circumstances, the Management expects the growth rate recorded in the first half to retain in the remaining half of its financial year.

BOARD OF DIRECTORS

Executive

Dr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee
Mr. Chan Wing Kan, Archie

Independent non-executive

Mr. Wong Man Kong, Peter, BBS, JP
Mr. Lau Hon Chuen, Ambrose, GBS, JP
Mr. Chung Shui Ming, Timpson, GBS, JP

Non-executive

Dr. Lam Lee G.

COMPANY SECRETARY

Mr. Mui Sau Keung, Isaac

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SECURITIES

As at 30 June 2008, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Listing Rules were as follows:

Name of director	Capacity	Number of shares held	Total	Percentage of issued share capital (%)
Long position				
Dr. Charles Yeung, SBS, JP	Interest of controlled corporations	537,528,000	537,528,000 [1]	50.738
Mr. Yeung Chun Fan	(i) Interest of controlled corporations (ii) Interest of spouse	537,528,000 6,730,000	544,258,000 [1] & [3]	51.373
Mr. Yeung Chun Ho	Interest of a controlled corporation	27,430,000	27,430,000 [2]	2.589
Mr. Pau Sze Kee, Jackson	Beneficial owner	9,370,000	9,370,000	0.884
Mr. Hui Chung Shing, Herman, JP	Beneficial owner	6,250,000	6,250,000	0.590
Ms. Cheung Wai Yee	(i) Beneficial owner (ii) Interest of spouse	6,730,000 537,528,000	544,258,000 [1] & [3]	51.373
Mr. Lau Hon Chuen, Ambrose, GBS, JP	Beneficial owner	956,000	956,000	0.090

Name of director	Capacity	Number of shares held	Total	Percentage of issued share capital (%)
Short position				
Dr. Charles Yeung, SBS, JP	Interest of controlled corporation	4,000,000	4,000,000 [(4)]	0.378
Mr. Yeung Chun Fan	Interest of controlled corporation	4,000,000	4,000,000 [(4)&(5)]	0.378
Ms. Cheung Wai Yee	Interest of spouse	4,000,000	4,000,000 [(5)]	0.378

Notes:

(1) 398,988,000 shares were held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan) and 138,540,000 shares were held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan).

(2) 27,430,000 shares were held by Unicom Consultants Limited, a company wholly owned by Mr. Yeung Chun Ho.

(3) Ms. Cheung Wai Yee is the spouse of Mr. Yeung Chun Fan. 6,730,000 shares related to the same block of shares held by Ms. Cheung Wai Yee and 537,528,000 shares related to the same block of shares held by two companies controlled by Mr. Yeung Chun Fan.

(4) 4,000,000 shares were held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan).

(5) 4,000,000 shares related to the same block of shares held by a company controlled by Mr. Yeung Chun Fan.

Save as disclosed above, as at 30 June 2008, none of the Directors had any interests or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations, within the meaning of Divisions 7 and 8 of Part XV of the SFO, as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTION SCHEME

A share option scheme (the "Scheme") was adopted by the Company on 1 September 2005, unless otherwise terminated or amended, the Scheme will remain in force for 10 years from the date of adoption. Details of the terms of the Scheme were disclosed in the Annual Report of the Company for the year 2007.

During the period, no share options were granted or exercised under the Scheme. Therefore, no theoretical value of share options is disclosed.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2008, the register required to be kept by the Company pursuant to Section 336 of the SFO showed that the following shareholders (other than Directors) had disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO an interest or a short position in the shares or underlying shares of the Company:

Name of shareholder	Capacity	Number of shares held	Total	Percentage of issued share capital (%)
Long position				
Glorious Sun Holdings (BVI) Limited	Beneficial owner	398,988,000	398,988,000	37.661
Advancetex Holdings (BVI) Limited	Beneficial owner	138,540,000	138,540,000	13.077

Name of shareholder	Capacity	Number of shares held	Total	Percentage of issued share capital (%)
Long position				
Matthews International Capital Management, LLC	Investment manager	74,693,000	74,693,000	7.050
Commonwealth Bank of Australia	Interest of controlled corporations	74,727,100	74,727,100 (1)	7.054
Mr. Cheah Cheng Hye	(i) Beneficial owner (ii) Interest of child under 18 or spouse (iii) Founder of a discretionary trust	500,000 240,000 57,563,000 (2)	58,303,000	5.503
Ms. To Hau Yin	(i) Interest of child under 18 or spouse (ii) Interest of child under 18 or spouse	240,000 58,063,000 (2)	58,303,000	5.503
Hang Seng Bank Trustee International Limited	Trustee	57,563,000	57,563,000 (2)	5.433
Cheah Company Limited	Interests of a controlled corporation	57,563,000	57,563,000 (2)	5.433
Cheah Capital Management Limited	Interests of a controlled corporation	57,563,000	57,563,000 (2)	5.433
Value Partners Group Limited	Interests of a controlled corporation	57,563,000	57,563,000 (2)	5.433
Value Partners Limited	Investment manager	57,563,000	57,563,000 (2)	5.433
Short position				
Glorious Sun Holdings (BVI) Limited	Beneficial owner	4,000,000	4,000,000	0.378

Notes:

(1) 74,727,100 shares were held by various wholly-owned subsidiaries of Commonwealth Bank of Australia.

(2) Hang Seng Bank Trustee International Limited, the trustee of The C H Cheah Family Trust, has 100% control of Cheah Company Limited, which has 100% control of Cheah Capital Management Limited, which has 35.65% control of Value Partners Group Limited, which in turn has 100% control of Value Partners Limited. Mr. Cheah Cheng Hye is the founder of The C H Cheah Family Trust. Ms. To Hau Yin is the spouse of Mr. Cheah Cheng Hye. They are all deemed to be interested in 57,563,000 shares held by Value Partners Limited pursuant to the SFO.

Save as disclosed above, no other parties (other than Directors) disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as having an interest or a short position in the shares or underlying shares of the Company as at 30 June 2008.

CORPORATE GOVERNANCE

The Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2008, with deviation from code provision A.4.2 of the Code in respect of rotation of directors.

Under the code provision A.4.2 of the Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

In accordance with bye-law 110(A) of the Bye-laws of the Company, Dr. Charles Yeung, SBS, JP, the executive Chairman of the Board of Directors of the Company (the "Board"), shall not be subject to retirement by rotation. The Board considers that this deviation is well-founded as Dr. Charles Yeung, SBS, JP, being the founder of the Group, has a wealth of experience which is essential to the Board and helps the continued stability of the Company's business. Hence, he is eligible for being the Chairman of the Board during his lifetime and need not be subject to retirement by rotation. However, in view of good corporate governance practices, the Chairman shall be subject to retirement by rotation in the same way as other members of the Board. At the annual general meeting of the Company for 2009, Dr. Charles Yeung, SBS, JP, will voluntarily retire from his office and offer himself for re-election notwithstanding that he is not required to do so by the Company's Bye-laws. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the code of conduct regarding Directors' securities transaction as set out in the Model Code.

The Board confirms that, having made specific enquiry of all Directors, the Directors have complied with the required standards set out in the Model Code throughout the period for the six months ended 30 June 2008.

AUDIT COMMITTEE

The Company's audit committee is composed of three independent non-executive Directors (Mr. Lau Hon Chuen, Ambrose, GBS, JP, Mr. Wong Man Kong, Peter, BBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP) and the non-executive Director (Dr. Lam Lee G.). The audit committee has reviewed the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the interim report of the Company for the six months ended 30 June 2008.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2008.

By Order of the Board
Dr. Charles Yeung, SBS, JP
Chairman

Hong Kong, 10 September 2008



真的，更精彩
JEANSWEST
眞維斯
www.jeanswest.com.cn


真的,更精彩
JEANSWEST
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審核委員會

本公司之審核委員會由本公司三名獨立非執行董事（即劉漢銓太平紳士、王敏剛太平紳士、鍾瑞明太平紳士）及非執行董事（即林家禮博士）組成。審核委員會已審閱本集團所採納之會計原則及慣例，並已商討有關內部監控及財務報告事宜，包括審閱本公司截至二零零八年六月三十日止六個月之中期業績報告。

購買、出售或贖回本公司之上市證券

截至二零零八年六月三十日止六個月內，本集團概無購買、出售或贖回本公司之上市證券。

承董事局命
楊　釗太平紳士
董事長

香港，二零零八年九月十日

根據本公司的公司細則第110(A)條，本公司董事局執行主席楊釗太平紳士毋需輪席退任。董事局認為，本公司有合理原因偏離此守則，因為楊釗太平紳士，乃本集團之創辦人，其豐富的經驗對董事局非常重要，有助保持本公司業務的穩定，按此其乃具資格終身出任董事局主席一職，並毋需輪席退任。然而，為實行良好的企業管治，董事局主席，與其他董事局成員一樣，需輪席退任。儘管本公司的公司細則豁免楊釗太平紳士輪席告退，楊釗太平紳士將於本公司二零零九年股東週年大會自願輪席告退及膺選連任。因此，本公司認為已採取充份措施確保本公司的企業管治常規不遜於守則中所載者。

董事進行的證券交易

本公司已採納標準守則列載之董事進行證券交易的操守守則。

董事局在向各董事作出仔細查詢後確認，各董事於截至二零零八年六月三十日止六個月內已遵守標準守則列載之規定標準。

附註：

(1) 74,727,100股乃由Commonwealth Bank of Australia的多間全資附屬公司持有。

(2) Hang Seng Bank Trustee International Limited作為The C H Cheah Family Trust之受託人，持有Cheah Company Limited之100%控制權，而Cheah Company Limited持有Cheah Capital Management Limited之100%控制權，而Cheah Capital Management Limited持有Value Partners Group Limited之35.65%控制權，而Value Partners Group Limited持有Value Partners Limited之100%控制權。謝清海先生為The C H Cheah Family Trust之成立人，而杜巧賢女士為謝清海先生之配偶。根據證券及期貨條例，他們全被視為於Value Partners Limited所持有57,563,000股的權益中擁有權益。

除上文披露者外，於二零零八年六月三十日，概無其他人士(本公司董事除外)，按證券及期貨條例第XV部第2及第3分部條文向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊所載，擁有本公司股份或相關股份之權益或淡倉。

公司管治

本公司截至二零零八年六月三十日止六個月內一直遵守上市規則附錄十四所載之企業管治常規守則(「守則」)。惟僅就守則條文A.4.2規定關於董事的重新選舉存有差異。

根據守則條文A.4.2的規定，每名董事(包括有指定任期的董事)應輪席退任，至少每三年一次。

股東名稱	身份	所持股份數目	總數	佔已發行股本百分比 (%)
好倉				
Matthews International Capital Management, LLC	投資經理	74,693,000	74,693,000	7.050
Commonwealth Bank of Australia	受控制公司之權益	74,727,100	74,727,100 [1]	7.054
謝清海先生	(i) 實益擁有人 (ii) 未滿18歲子女或配偶權益 (iii) 酌情信託的成立人	500,000 240,000 57,563,000 [2]	58,303,000	5.503
杜巧賢女士	(i) 未滿18歲子女或配偶權益 (ii) 未滿18歲子女或配偶權益	240,000 58,063,000 [2]	58,303,000	5.503
Hang Seng Bank Trustee International Limited	受託人	57,563,000	57,563,000 [2]	5.433
Cheah Company Limited	受控制公司之權益	57,563,000	57,563,000 [2]	5.433
Cheah Capital Management Limited	受控制公司之權益	57,563,000	57,563,000 [2]	5.433
Value Partners Group Limited	受控制公司之權益	57,563,000	57,563,000 [2]	5.433
Value Partners Limited	投資經理	57,563,000	57,563,000 [2]	5.433
淡倉				
Glorious Sun Holdings (BVI) Limited	實益擁有人	4,000,000	4,000,000	0.378

購股權計劃

本公司於二零零五年九月一日採納了購股權計劃(「計劃」)，除經修訂或終止外，計劃將由採納起計十年內有效。有關計劃之條款及詳情已於本公司二零零七年業績報告內披露。

由於期內並無購股權按計劃授出或行使，故未有購股權預期價值披露。

主要股東

於二零零八年六月三十日，根據證券及期貨條例第XV部第2及第3分部條文已向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊內所載，下列主要股東(本公司董事除外)擁有本公司股份或相關股份之權益或淡倉：

股東名稱	身份	所持股份數目	總數	佔已發行股本百分比 (%)
好倉				
Glorious Sun Holdings (BVI) Limited	實益擁有人	398,988,000	398,988,000	37.661
Advancetex Holdings (BVI) Limited	實益擁有人	138,540,000	138,540,000	13.077

董事姓名	身份	所持股份數目	總數	佔已發行股本百分比 (%)
淡倉				
楊　釗博士 銀紫荊星章、太平紳士	受控制公司之權益	4,000,000	4,000,000 (4)	0.378
楊　勳先生	受控制公司之權益	4,000,000	4,000,000 (4)及(5)	0.378
張慧儀女士	配偶權益	4,000,000	4,000,000 (5)	0.378

附註：

(1) 398,988,000股股份是由Glorious Sun Holdings (BVI) Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%）；138,540,000股股份由Advancetex Holdings (BVI) Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%）。

(2) 27,430,000股股份是由Unicom Consultants Limited持有（該公司為楊浩先生全資擁有）。

(3) 張慧儀女士為楊勳先生之配偶。6,730,000股股份實指同為張慧儀女士所持之權益；而537,528,000股股份實指同為楊勳先生控制之兩間公司所持之權益。

(4) 4,000,000股股份淡倉是由Glorious Sun Holdings (BVI) Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%）。

(5) 4,000,000股股份實指同為楊勳先生控制之一間公司所持之淡倉。

除上文披露外，於二零零八年六月三十日，根據本公司按證券及期貨條例第三百五十二條所置存之登記冊所載，本公司董事概無於本公司或其任何聯繫公司（按證券及期貨條例第XV部第7及第8分部界定）之股份、相關股份或債權中持有任何權益或淡倉；或根據標準守則必須知會本公司及聯交所之權益或淡倉。

董事於證券之權益及淡倉

於二零零八年六月三十日，根據本公司按證券及期貨條例(「證券及期貨條例」)第三百五十二條所置存之登記冊所載，本公司董事持有本公司或其任何聯繫公司(證券及期貨條例第XV部第7及第8分部界定)之股份、相關股份及債權之權益或淡倉；或根據香港聯合交易所有限公司(「聯交所」)上市規則上市發行人董事進行證券交易的標準守則(「標準守則」)必須知會本公司及聯交所之權益或淡倉如下：

董事姓名	身份	所持股份數目	總數	佔已發行股本百分比 (%)
好倉				
楊　釗博士 銀紫荊星章、太平紳士	受控制公司之權益	537,528,000	537,528,000 [(1)]	50.738
楊　勳先生	(i) 受控制公司之權益 (ii) 配偶權益	537,528,000 6,730,000	544,258,000 [(1)及(3)]	51.373
楊　浩先生	受控制公司之權益	27,430,000	27,430,000 [(2)]	2.589
鮑仕基先生	實益擁有人	9,370,000	9,370,000	0.884
許宗盛太平紳士	實益擁有人	6,250,000	6,250,000	0.590
張慧儀女士	(i) 實益擁有人 (ii) 配偶權益	6,730,000 537,528,000	544,528,000 [(1)及(3)]	51.373
劉漢銓 金紫荊星章、太平紳士	實益擁有人	956,000	956,000	0.090

澳、紐零售業務估計在下半年亦將有較佳的表現。真維斯Jeanswest在中東及東南亞的特許經營業務，亦將加快進行。旭日極速 (Quiksilver Glorious Sun) 的開店速度預計在下半年亦會提升，預計店舖數目年底將可達到70間。至於另一方面，製造及出口業務近期難望有突破，管理層將加大力度鞏固洋行採購業務。

若無不可預測的事件出現，下半年的業績應可保持上半年的增長速度。

董事局

執行董事

楊 釗博士 銀紫荊星章、太平紳士 *(董事長)*
楊 勳先生 *(副董事長)*
楊 浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士
陳永根先生

獨立非執行董事

王敏剛 銅紫荊星章、太平紳士
劉漢銓 金紫荊星章、太平紳士
鍾瑞明 金紫荊星章、太平紳士

非執行董事

林家禮博士

公司秘書

梅守強先生

3. 財務狀況

本集團的財務狀況，正如前文所述，淨現金額及存貨水平均於本回顧期內繼續處於健康水平。

在回顧期內，本集團亦有訂立外匯期貨合約，主要用以穩定澳元收入之匯兌風險。

4. 人力資源

於二零零八年六月三十日，本集團之僱員總數約30,000人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予適當獎勵。

業務展望

展望下半年業務走勢，管理層持審慎而樂觀的態度。美國次按問題已擴散至西歐及其他地區，使全球經濟放緩勢所難免。但中國經濟仍處較強的上升軌道，令致中國內地零售市道保持暢旺，而真維斯過去數年不斷的革新，使其所佔市場份額不斷增加，產品的議價能力亦逐步提升，足以抵銷成本上升的壓力。故管理層仍將集中較大的力量發展真維斯在內地的業務，以保持其一貫突出表現的策略。

旭日極速 (Quiksilver Glorious Sun) 因其品牌在香港已有一定的知名度，因此，加快其香港與內地的業務拓展步伐，現有店舖55間(二零零七年：32間)，其中在香港及澳門有21間(二零零七年：15間)及在中國內地有34間(二零零七年：17間)。銷售升幅比去年同期高40%。

於二零零八年六月三十日，集團零售網絡包括旭日極速 (Quiksilver Glorious Sun) 及真維斯Jeanswest在中東及東南亞等國家合共有店舖1,940間(二零零七年：1,731間)，其中真維斯在中國內地有店舖1,646間(二零零七年：1,477間)，內含775間直接經營店(二零零七年：687間)。在澳洲及紐西蘭，Jeanswest共有店舖220間(二零零七年：222間)，其中包括6間特約經銷店。

2. 出口業務

回顧期內，由於人民幣兑美元匯價拾級而上，中國內地生產成本升勢持續，加上美國次按危機擴大及加深，導致美國零售市道呆滯，因此，成本上升未能反映在出口單價上，集團出口業務的毛利遂被侵蝕。管理層決定減少出口數量，並嚴控生產成本及增加生產在中國內地的銷售。截至二零零八年六月三十日止的上半年度，集團生產出口額下跌至362,410,000港元(二零零七年：454,164,000港元)，同比下降20.20%，佔集團總銷售額僅14.03%。

費意慾卻因大地震而驟然減退，至六月中才開始恢復。對四川大地震，集團管理層及員工均積極參與賑災及重建工作，更以真維斯名義組織連串義賣及籌款活動。期內雖然經營成本特別是租金大幅上揚，但是，真維斯品牌認受性高及管理層對成本控制亦極嚴緊，加上產品設計貼近潮流，廣為顧客所接受，故能相應提升售價，毛利率亦相較去年同期有所提高，抵銷了成本的上升。

在上半年度，澳、紐零售增長20.37%至564,819,000港元（二零零七年：469,232,000港元）。雖然澳元匯價上升對上述增幅有所幫助，但以當地幣值計算，業績表現亦優於競爭對手。

二零零八年上半年度零售業務總營業額合共錄得2,106,767,000港元（二零零七年：1,688,317,000港元），對比去年同期上升了24.79%，佔集團銷售總額從去年的75.69%上升至81.57%，其分類業績更高達96.20%。

除中國內地真維斯零售業務有強勁增長外，澳洲真維斯業務亦有雙位數的升幅，表現出眾。旭日極速 (Quiksilver Glorious Sun) 銷售走勢亦令人欣喜。另一方面，由於次按問題在上半年度導致美國零售市道不景，而中國內地生產成本持續上漲，加上人民幣兑美元匯價節節升值，使出口業務銷售額下降及盈利鋭減，但由於銷售額佔整體之比例不大，所以對集團的整體盈利沒有太大影響。

集團管理層一貫以審慎態度理財，故期內財政狀態良好。於二零零八年六月三十日，集團淨現金有946,352,000港元（二零零七年：807,418,000港元），而存貨亦處於健康水平。

據未經審核的合併財務報表，截至二零零八年六月三十日止的上半年度，集團銷售總額錄得2,582,822,000港元（二零零七年：2,230,713,000港元），而本集團股權持有人的應佔純利亦達153,929,000港元（二零零七年：139,506,000港元），與去年同期比較分別上升15.78%及10.34%。

1. 零售業務

集團在中國內地業務仍以真維斯品牌為主。在回顧的上半年內，中國內地零售額同比增長26.48%至1,541,948,000港元（二零零七年：1,219,085,000港元）。中國內地零售市道依然暢旺，但競爭日益加劇，而租金及營運費用等成本均大幅上升。五月發生的四川大地震雖對集團在四川的業務沒有直接的破壞，但全國消

中期股息

董事局議決派發截至二零零八年六月三十日止六個月中期股息每股4.00港仙（二零零七年：3.55港仙）予二零零八年九月三十日（星期二）營業時間結束時名列本公司股東名冊之股東。中期股息之付款支票預期將約於二零零八年十月六日（星期一）郵寄予各股東。

暫停辦理股份過戶登記

本公司將由二零零八年九月二十六日（星期五）至二零零八年九月三十日（星期二）止（首尾兩天包括在內）暫停辦理股份過戶登記手續。為獲派發上述中期股息，所有股份過戶文件連同有關股票必須於二零零八年九月二十五日（星期四）下午四時三十分前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司（本公司在香港之股份過戶登記處）登記。

業務回顧

踏入二零零八年全球經濟放緩及通脹升溫的跡象日益明顯。中國經濟亦因宏觀調控而減慢，但一至六月份經濟增長仍保持有10.40%，零售市道依然暢旺。集團業績的增長動力主要來自零售業務；零售總額在回顧的上半年度繼續保持雙位數的升幅，從而推動集團盈利持續健康增長。期內零售總額佔集團總銷售額已升至81.57%，其溢利貢獻更從去年的85.27%升至96.20%。

(7) 應付賬款及票據

應付賬款及票據包括應付貿易賬款共518,298,000港元(二零零七年十二月三十一日：519,751,000港元)。下列為應付貿易賬款之賬齡分析：

	二零零八年六月三十日(未經審核) *港幣千元*	二零零七年十二月三十一日(經審核) *港幣千元*
少於四個月	**505,221**	507,449
四至六個月	**8,386**	6,029
超過六個月	**4,691**	6,273
	518,298	519,751

應付賬款為免息及通常於90天內償還。

(8) 股本

	普通股股數 *千位*	面值 *港幣千元*
已發行及繳足股本		
每股面值0.10港元之普通股		
於二零零八年一月一日及		
於二零零八年六月三十日	**1,059,414**	**105,941**

(9) 股息

	截至六月三十日止六個月	
	二零零八年(未經審核) *港幣千元*	二零零七年(未經審核) *港幣千元*
派發股息予本公司股權持有人：		
已派發末期股息	**129,672**	129,664
已派發特別股息	**105,941**	105,935
共付股息	**235,613**	235,599
擬派發中期股息	**42,377**	37,607

(b) *每股攤薄盈利*

由於二零零八年一月一日至二零零八年六月三十日止六個月期間未有攤薄事項發生，故並無呈列該期間之每股攤薄盈利。

截至二零零七年六月三十日止期間之每股攤薄盈利乃根據本公司股權持有人應佔溢利139,506,000港元計算。計算所用之普通股加權平均股數乃按照計算每股基本盈利時所用之期內已發行普通股之加權平均數1,052,157,569股，與假設期內所有購股權被行使而無償發行的普通股加權平均數6,513,342股之總和。

(6) 應收賬款及票據

應收賬款及票據包括已扣除減值準備的應收貿易賬款共266,659,000港元（二零零七年十二月三十一日：283,857,000港元）及應收票據148,832,000港元（二零零七年十二月三十一日：153,515,000港元）。於結算日應收票據的賬齡少於四個月。下列為應收貿易賬款之賬齡分析：

	二零零八年 六月三十日 （未經審核） *港幣千元*	二零零七年 十二月三十一日 （經審核） *港幣千元*
即期	**149,258**	197,820
少於四個月	**103,686**	67,000
四至六個月	**2,922**	12,703
超過六個月	**10,793**	6,334
	266,659	283,857

本集團給予貿易客戶之賒賬期平均為45天。

(4) 稅項

香港利得稅乃根據本期間源自香港之估計應課稅溢利按稅16.5%(二零零七年:17.5%)作出撥備。其他地區之所得稅則根據本集團經營業務所在國家之現有法律、詮釋及常規,按其現行稅率計算。

	截至六月三十日止六個月	
	二零零八年	二零零七年
	(未經審核)	(未經審核)
	港幣千元	*港幣千元*
本期-香港	**9,246**	10,825
本期-其他地區	**34,697**	23,607
遞延	**-**	111
	43,943	34,543

聯營公司應佔稅項費用為3,572,000港元(二零零七年:稅項抵減875,000港元),已計入本簡明合併損益表「應佔聯營公司溢利及虧損」內。

(5) 每股盈利

(a) 每股基本盈利

每股基本盈利乃根據截至二零零八年六月三十日止六個月之本公司股權持有人應佔溢利153,929,000港元(二零零七年:139,506,000港元)及期內已發行普通股之加權平均數1,059,414,000股(二零零七年:1,052,157,569股)計算。

(b) 地區分類

	截至二零零八年六月三十日止六個月(未經審核)						
				澳洲及			
	中國內地	香港	美國	紐西蘭	加拿大	其他	合併
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
分類收入：							
向外間顧客銷貨	**1,604,265**	**43,366**	**268,514**	**566,186**	**34,173**	**66,318**	**2,582,822**

	截至二零零七年六月三十日止六個月(未經審核)						
				澳洲及			
	中國內地	香港	美國	紐西蘭	加拿大	其他	合併
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
分類收入：							
向外間顧客銷貨	1,239,235	45,583	380,612	483,741	37,495	44,047	2,230,713

(3) 除稅前溢利

本集團除稅前溢利已扣除╱(計入)下列各項：

	截至六月三十日止六個月	
	二零零八年	二零零七年
	(未經審核)	(未經審核)
	港幣千元	*港幣千元*
折舊	**88,346**	87,217
攤銷土地租賃預付款	**238**	222
應佔聯營公司權益之減值	**–**	369
以公平價值計入損益的股本投資之淨(收益)╱虧損	**(6,960)**	2,712
利息收入	**(15,993)**	(16,986)

(2) 分類資料

(a) 業務分類

	截至六月三十日止六個月(未經審核)							
	零售業務		出口業務		其他業務		合併	
	二零零八年	二零零七年	二零零八年	二零零七年	二零零八年	二零零七年	二零零八年	二零零七年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
分類收入：								
向外間顧客銷貨	2,106,767	1,688,317	362,410	454,164	113,645	88,232	2,582,822	2,230,713
其它收入及收益	27,440	31,164	18,652	12,423	8,102	7,245	54,194	50,832
總計	2,134,207	1,719,481	381,062	466,587	121,747	95,477	2,637,016	2,281,545
分類業績	181,095	153,400	4,528	23,844	2,616	2,647	188,239	179,891
利息收入及未分配收入							47,783	31,877
未分配費用							(31,351)	(29,390)
融資成本							(6,898)	(8,211)
應佔溢利及虧損：								
共同控制公司	-	-	(289)	(73)	(1,864)	687	(2,153)	614
聯營公司	-	-	4,441	10,431	-	-	4,441	10,431
除稅前溢利							200,061	185,212
稅項							(43,943)	(34,543)
期內溢利							156,118	150,669

簡明合併財務報表附註

(1) 主要會計政策及編製基準

本簡明中期合併財務報表乃按照香港會計師公會頒佈之香港會計準則(「香港會計準則」)34:「中期財務報告」和其他相關香港會計準則及詮釋,香港財務報告準則(「香港財務報告準則」),及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十六之披露規定而編製。

截至二零零八年六月三十日止六個月的中期合併財務報表為未經審核,惟已由本公司的審核委員會審閱。

除了採納以下新增香港財務報告準則及香港會計準則外,編制此中期財務報表所採用之會計政策及編製基準與截至二零零七年十二月三十一日止年度之已審核財務報表所用相同。

本未經審核的中期簡明合併財務報表於本期首次採納的新頒布及經修訂之香港財務報告準則:

香港(國際財務報告詮釋委員會)詮釋11	香港財務報告準則2－集團及庫存股份交易
香港(國際財務報告詮釋委員會)詮釋12	轉讓的服務特許權安排
香港(國際財務報告詮釋委員會)詮釋14	香港會計準則19－定額利益資產的限額、最低資本規定及相互之間的關係

採納以上新增及修訂之會計準則對本集團之經營業績及財務狀況並無重大影響。

與本集團相關而本集團必須於二零零八年七月一日或以後之會計期間採用之若干新準則、修訂及詮釋已經頒佈。本集團於截至二零零八年六月三十日止期間並沒有提早採納下列的新準則、經修訂準則及詮釋:

香港財務報告準則2(經修訂)	以股份支付－歸屬條款及註銷[1]
香港財務報告準則8	營業分類[1]
香港會計準則1(經修訂)	財務報告之呈報方式[1]
香港會計準則23(經修訂)	借貸成本[1]
香港會計準則32及香港會計準則1	財務工具:呈報及可認沽財務工具及因清盤而產生的義務[1]
香港(國際財務報告詮釋委員會)詮釋13	客戶忠誠計劃[2]

[1] 於二零零九年一月一日或之後開始之年報生效

[2] 於二零零八年七月一日或之後開始之年報生效

簡明合併股東權益變動表

	附註	截至六月三十日止六個月 二零零八年 (未經審核) 港幣千元	二零零七年 (未經審核) 港幣千元
於一月一日之本公司股權持有人應佔權益		**2,057,833**	1,723,002
可供出售投資公平價值變動		**(98,715)**	-
換算海外公司財務報表之匯兑差異		**51,670**	28,639
未反映在合併損益賬內之淨收益／(虧損)		**(47,045)**	28,639
本公司股權持有人應佔期內溢利		**153,929**	139,506
發行新股份	*(8)*	**-**	449
發行新股份之股本淨溢價		**-**	10,429
已付股息	*(9)*	**(235,613)**	(235,599)
		(81,684)	(85,215)
於六月三十日本公司股權持有人應佔權益		**1,929,104**	1,666,426

簡明合併現金流量表

	截至六月三十日止六個月	
	二零零八年	二零零七年
	(未經審核)	(未經審核)
	港幣千元	*港幣千元*
經營活動所得現金流入淨額	**227,271**	379,593
投資活動所得現金流入／(流出)淨額	**(130,240)**	71,369
融資活動所得現金流出淨額	**(243,096)**	(323,574)
現金及現金等額增加／(減少)淨額	**(146,065)**	127,388
於一月一日現金及現金等額	**1,251,073**	846,544
外幣兑換率變動之淨影響	**25,335**	15,174
於六月三十日現金及現金等額	**1,130,343**	989,106
現金及現金等額結存分析		
現金及銀行結存	**587,198**	503,006
原到期日少於三個月之無抵押定期存款	**578,441**	508,872
銀行透支	**(35,296)**	(22,772)
	1,130,343	989,106

簡明合併資產負債表（續）

	附註	二零零八年 六月三十日 （未經審核） 港幣千元	二零零七年 十二月三十一日 （經審核） 港幣千元
流動資產淨值		**781,079**	856,151
總資產減流動負債		**2,101,914**	2,217,633
非流動負債			
計息銀行貸款及其他借款		**1,827**	1,102
少數股東長期貸款		**9,400**	9,400
遞延税項負債		**374**	374
		11,601	10,876
資產淨值		**2,090,313**	2,206,757
權益			
本公司股權持有人應佔之權益			
已發行股本	*(8)*	**105,941**	105,941
儲備		**1,780,786**	1,716,279
擬派股息		**42,377**	235,613
		1,929,104	2,057,833
少數股東權益		**161,209**	148,924
權益總值		**2,090,313**	2,206,757

簡明合併資產負債表

	附註	二零零八年 六月三十日 (未經審核) 港幣千元	二零零七年 十二月三十一日 (經審核) 港幣千元
非流動資產			
物業、廠房及設備		**827,347**	777,291
投資物業		**43,644**	40,367
土地租賃預付款		**19,213**	17,863
商譽		**38,612**	38,612
應佔共同控制公司權益		**36,967**	18,706
應佔聯營公司權益		**135,529**	127,498
可供出售投資		**199,485**	298,200
以公平價值計入損益的財務資產		**–**	24,511
遞延税項資產		**20,038**	18,434
		1,320,835	1,361,482
流動資產			
存貨		**729,055**	657,681
應收賬款及票據	*(6)*	**415,491**	437,372
預付款、按金及其他應收賬款		**351,353**	285,604
關連公司欠款		**1,916**	1,567
以公平價值計入損益的股本投資		**32,152**	81,475
以公平價值計入損益的財務資產		**26,222**	–
已抵押存款		**44,733**	4,337
現金及現金等額		**1,172,512**	1,280,776
		2,773,434	2,748,812
流動負債			
應付賬款及票據	*(7)*	**568,863**	556,302
其他應付賬款及應付費用		**804,340**	757,821
計息銀行貸款及其他借款		**269,066**	267,447
應付税款		**350,086**	311,091
		1,992,355	1,892,661

中期業績

旭日企業有限公司(「本公司」)董事局欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零八年六月三十日止六個月之未經審核中期業績，連同上年同期之比較數字如下：

簡明合併損益表

	附註	截至六月三十日止六個月 二零零八年 (未經審核) *港幣千元*	二零零七年 (未經審核) *港幣千元*
收入	*(2)*	**2,582,822**	2,230,713
銷售成本		**(1,418,222)**	(1,240,021)
毛利		**1,164,600**	990,692
其他收入及收益		**101,977**	82,709
銷售及分銷成本		**(734,187)**	(596,472)
行政費用		**(315,560)**	(278,029)
其他費用		**(12,159)**	(16,522)
融資成本		**(6,898)**	(8,211)
應佔溢利及虧損：			
共同控制公司		**(2,153)**	614
聯營公司		**4,441**	10,431
除税前溢利	*(2)及(3)*	**200,061**	185,212
税項	*(4)*	**(43,943)**	(34,543)
期內溢利		**156,118**	150,669
屬於：			
本公司股權持有人		**153,929**	139,506
少數股東權益		**2,189**	11,163
期內溢利		**156,118**	150,669
中期股息	*(9)*	**42,377**	37,607
		港仙	*港仙*
每股盈利			
基本	*(5a)*	**14.53**	13.26
攤薄後	*(5b)*	不適用	13.18
每股中期股息		**4.00**	3.55


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旭日企業有限公司
(於百慕達註冊成立之有限公司)
(股份代號：393)
2008年中期業績報告
END